FARALLON RESOURCES LTD.

(“Farallon” or the “Company”)

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED JUNE 30, 2008

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PRELIMINARY NOTES

This AIF includes certain statements that may be deemed "forward-looking statements". All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Documents Incorporated by Reference

The following documents are specifically incorporated by reference into, and form an integral part of, this AIF:

  the audited consolidated financial statements and the notes thereto as at June 30, 2008 and 2007 and for each of the years in the three year period ended June 30, 2008, together with the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations for the fiscal year ended June 30, 2008 and the information circular in connection with the annual general meeting of shareholders held October 28, 2008.

These documents are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

Currency and Metric Equivalents

All currency is expressed in United States dollars unless otherwise indicated. The Company’s accounts are maintained in United States dollars. The business activities of the Company, carried out through its subsidiaries in Mexico are conducted with the Mexican peso. The rate of exchange on June 30, 2008 as reported by the United States Federal Reserve Bank, for the conversion of one United States dollar into Mexican new pesos was 10.3035.

Imperial measurements are converted into metric equivalents as follows:

To convert from imperial	To metric	Multiply by

acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

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GLOSSARY

In this AIF the following terms have the meanings set out below:

assay	Quantitative test of minerals and ore by chemical and/or fire techniques.

common shares	The Company’s common shares without par value.

Company or Farallon	Farallon Resources Ltd. and all its subsidiaries together unless the context otherwise clearly requires.

concession	Mining rights granted by the Mexican government through the Consejo.

Consejo

The Consejo de Recursos Minerales, a decentralized entity with independent legal capacity under the Mexican Federal Ministry of Energy, Mines and Governmental Industry. The Consejo is obligated, under the “Mining Law of Mexico”, made effective September 25, 1992, to identify and record the potential mineral resources of Mexico and to assist the government with the promotion and development of such resources and determine which should be made available as concessions.

flotation

Flotation is a process used in mineral separation in which the mined rock is crushed and finely ground, and subjected to chemicals that cause the metal- bearing minerals to be separated from the rest of the rock to produce a concentrate. Under traditional processes, the concentrate is sent to a smelter for final recovery of the metals using high temperature techniques.

geochemical surveys	Geochemical stream and soil surveys are comprised of taking samples of stream sediments or soils which are then analyzed to determine their metal content.

geophysical surveys	Geophysical anomalies are geophysical data results that illustrate a single or a cluster of values that are different from normal or background values.

hydrometallurgy

Hydrometallurgical recovery involves a chemical processes using water based solutions. A description of the specific hydrometallurgical process tested for the Reforma, Naranjo and El Largo deposits is provided in the technical description of the Campo Morado Property, under “Engineering – Metallurgy”.

massive sulphide	Mineralized rock rich in sulphide minerals (greater than 50%).

mineral deposit	A deposit of mineralization, which may or may not be ore, the determination of which requires a comprehensive feasibility study.

National Instrument	National Instrument 43-101 of the Canadian Securities Administrators,

43-101	“Standards of Disclosure for Mineral Projects”

Pesos	The legal currency of Mexico

sulphide	Group of minerals consisting of metals combined with sulphur; common metallic ores.

TSX	Toronto Stock Exchange

vein	A tabular or sheet like mineral deposit with identifiable walls, often filling a fracture or fissure

Volcanogenic Massive Sulphide (VMS)	Mineral deposits, with a high content of sulphide minerals, formed by volcanic processes

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Mineral Resources and Reserves

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parametres, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information

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on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral Symbols

The following symbols are used in this AIF for minerals:

Ag	Silver
Au	Gold
Ba	Barium
Ca	Calcium
Cu	Copper
Fe	Iron
K	Potassium
Pb	Lead
Na	Sodium
Zn	Zinc

CORPORATE STRUCTURE

Farallon Resources Ltd. is a mineral exploration company incorporated on July 4, 1991, pursuant to the Company Act of the Province of British Columbia (predecessor to the British Columbia Corporations Act currently in force on December 5, 1991, Farallon listed its shares for trading on the TSX Venture Exchange and since October 30, 1997, Farallon’s shares have traded on the TSX (symbol FAN). On August 1, 2007, the Company’s shares were cleared for quotation and have also been trading in the United States on the Over-the-Counter Bulletin Board (symbol FRLLF).

The Company’s head office is located at Suite 428, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 638-2050, facsimile (604) 638-2041. The Company’s registered office is at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

Farallon operates directly and through its subsidiaries. Farallon Minera Mexicana, S.A. de C.V. (“Farallon Minera Mexicana”), the Company’s principal operating subsidiary, was incorporated in Mexico on November 10, 1994, and holds title to the Company’s Mexican mineral interests. Farallon has the following wholly owned subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership interest
Farallon Resources Corp.	British Virgin Islands	100%
Farallon Resources (Barbados) Ltd.	Barbados	100%
Farallon Minera Mexicana, SA de CV	Mexico	100%
Prestadora de Servicios Arcelia SA de CV	Mexico	100%
Servicios Mineros Arcelia SA de CV	Mexico	100%
Grupo Minero HD SA de CV	Mexico	100%
Grupo Minero Farallon SA de CV	Mexico	100%
Minas De Arcelia SA de CV	Mexico	100%

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GENERAL DEVELOPMENT OF THE BUSINESS

Farallon acquires and explores precious and base metal natural resource properties. For the past three years, Farallon has focused on exploring the “Campo Morado Project” located in Guerrero State, Mexico, which consists of several government-granted exploration Concessions totaling approximately 11,814 hectares. The area comprising the Campo Morado Project contains former producing mines which produced limited amounts of lead, silver and gold from oxidized massive sulphide material. In 2005, Mexican mining law changed such that all concessions are mining concessions. For further details, see Description of Business below. In 2006, the company re-focused its work on one of the five known deposits on the property called G-9. In 2007 and 2008, exploration and pre-development work took place at G-9 as further described under Description of Business below.

During fiscal 2009, Farallon plans to continue exploration, development and production of the G-9 deposit at the Campo Morado Project.

To June 30, 2008, Farallon’s aggregate exploration expenditures on the Campo Morado Project total approximately $96.6 million with acquisition costs of approximately $9.0 million, bringing the total invested in the property to approximately $105.6 million. In addition, the Company has approximately $109.3 million (before amortization) in fixed assets on the property. Farallon does not have any operating revenue, although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

DESCRIPTION OF BUSINESS

The Campo Morado Project

Summary

Farallon is an exploration and mining company that is developing the G-9 Project at the Campo Morado property. Farallon has undertaken the following activities in connection with the implementation of its business plan.

Initial Exploration at Campo Morado

During the period from 1995 to 2000, Farallon conducted exploration, including diamond drilling and geological, geophysical and geochemical surveying, at the Campo Morado Project. This exploration included diamond drilling of 320 diamond drill holes and identified a number of massive sulphide deposits and zones.

During the period from 2001 to 2003, Farallon placed the Campo Morado Project on a care-and-maintenance status, due to low metal prices and pending resolution of litigation regarding Farallon’s ownership of the Campo Morado property. Decisions on legal actions in British Columbia and Nevada were in Farallon’s favour and proceedings in Mexico were dismissed. A new legal proceeding was commenced in Mexico in January 2004. For an update of activities related to this action in 2008, see “Legal Proceedings”.

Farallon re-initiated comprehensive exploration and project development programs for Campo Morado in 2004. Farallon completed an estimate of the Mineral Resources at Campo Morado, as outlined by the 1995-2000 programs, and re-initiated metallurgical studies. Most exploration drilling tested the El Largo deposit and most of the drilling to obtain metallurgical samples took place at the Reforma and Naranjo deposits. The Company began another phase of exploration and engineering studies early in calendar

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2005. The program was designed to expand and upgrade the Mineral Resources and, once Measured or Indicated Mineral Resources were established, to provide data necessary for the completion of a preliminary feasibility study. Pilot plant testing of the flowsheet for the hydrometallurgical process for the Reforma, Naranjo, El Rey and El Largo deposits was successfully completed, as well as some mine planning. Completion of an options analysis and selection of a mine development alternative was expected to be completed by the end of November 2005. However, discovery of the G-9 deposit in May 2005 suspended work on the other deposits until drilling and testing of G-9 could take place. A preliminary estimate of the Mineral Resources in the G-9 deposit was done in November 2005.

The exploration programs to June 2006 continued to focus on the G-9 deposit, and comprised diamond drilling and two phases of preliminary metallurgical testing. The metallurgical testwork indicated that G-9 mineralization could be treated by conventional flotation to extract metal concentrates. The positive metallurgical and drilling results on G-9 caused the Company to defer further work on the El Largo, Reforma, El Rey and Naranjo deposits, and direct its efforts to exploration and development of the G-9 deposit. The fiscal 2005 and 2006 exploration programs cost $8.7 million and $9 million, respectively.

The G-9 Deposit and Parallel Track Strategy

In fiscal 2007 and 2008, the Company was focused on three objectives: exploration drilling to expand the G-9 deposit; finding other G-9 style deposits within the Campo Morado Project area; and pre-development directed towards advancing the G-9 deposit toward production. This work was carried out in parallel under a ‘Parallel Track’ strategy.

During fiscal 2007, a number of activities were completed to advance the Company’s Mineral Resource development objectives, including substantial surface diamond drilling and a new Mineral Resource estimate for the G-9 deposit in November 2006. Development of an underground access decline was initiated in August 2006. Project planning was advanced in all key areas, including metallurgical testing and detailed mill design. Education enhancement and/or training programs for employees and members of local communities were developed to help meet the direct and indirect employment opportunities associated with the G-9 Project. A number of key permits were received, including the primary mine permit and change of use of soil approval. At year-end, approval for the construction of a power transmission line was in progress. Exploration programs cost $8.5 million and additional G-9 costs were $6.2 million.

In a December 2006 Technical Report, a work plan with a budget of approximately US$51.6 million (Cdn$55 million) was recommended. The program was designed to advance exploration and engineering studies of the G-9 deposit.

The proposed program was largely completed by the end of first half of fiscal 2008 (December 31, 2007). Metallurgical studies confirmed that the G-9 mineralization is amenable to a conventional flotation treatment, with good metal recoveries and marketable zinc and copper concentrates. Engineering and design studies for mining and surface facilities and site preparations were advanced. However, the underground decline did not advance as quickly as expected so the proposed bulk sampling and underground drilling programs were not completed during the period. Instead, additional holes were drilled from surface. Approximately 26,500 metres in 57 holes were drilled from July to December 2007.

In December 2007, the Company announced the results of a Preliminary Assessment with respect to the G-9 deposit, based on the Mineral Resource estimate at November 2006, and reported in an December 2007 Technical Report (also see History below).

Updated estimates of the Mineral Resources in the Southeast, North and Replacement zones and an initial estimate of the Mineral Resources in the Abajo zone were completed in January and March 2008 and reported in a March 2008 Technical Report (also see Estimates of Mineralization below). The estimates

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showed an increase in the overall Mineral Resources in the G-9 deposit; 56% of the Mineral Resources were classified as Measured and Indicated. Work programs for the latter half of the year were proposed in the December 2007 and March 2007 Technical Reports. An additional 77 diamond drill holes, totaling approximately 38,670 metres, were completed in the latter half of fiscal 2008. This work continued to extend the limits of the deposit and to identify high-grade areas within it.

At June 30 2008, the underground access decline had progressed to within 30 metres of the westernmost mineralized zone. The site access road and powerline were complete and fully operational, all relevant permits had been received and construction of the mill, water storage dam and tailings impoundment facilities were largely completed. Exploration programs in fiscal 2008 cost $14.7 million and additional G-9 costs were $14.5 million.

In June 2008, a Heads of Agreement was signed with the international metals trading company Trafigura Beheer BV Amsterdam, covering treatment of 100% of the zinc output for 1.5 years and the copper and lead concentrates for three years.

Parallel Track Strategy

The Company has followed a Parallel Track strategy with respect to its approach to the G-9 deposit, pursuant to which the Company advanced exploration, mill construction and mine pre-development work concurrently. A parallel-track strategy for the G-9 deposit involves incurring some expenditures as if a positive production decision had already been made. This strategy may be contrasted with a more conventional approach whereby expenditures of a post-production decision nature, such as ordering plant and equipment, constructing site access roads and power lines, are deferred until a formal production decision has been made, based usually on the results of a feasibility study. By contrast, the parallel-track strategy accepts that the risks that some of the expenditures outlined might prove to be either wasted if the production decision is negative and the property ultimately abandoned; or inefficient if a positive decision is made using a different mine plan (in which case the parallel-track approach weighs this risk against the benefits of potentially being in production sooner).

The strategy takes into account that some of the parallel-track expenditures will benefit the project if a production decision is merely deferred. During fiscal 2007 in particular parallel-tracking pre-empted the rising market for mining plant and equipment, insofar as plant and equipment were secured sooner than ideally required but at lower capital cost.

The Company based its parallel-track strategy on several factors related to the nature of the G-9 deposit that are referred to in the December 2007 Technical Report. For example, the results of the Preliminary Assessment suggested robust financial returns for a 1,500 tonnes per day operation, assuming conservative stoping methods and strategies. At the same time, surface exploration drilling continued to increase the known deposit size as well as to confirm the distribution and continuity of high-grade material. The outcomes outlined confirmed the Company’s opinion that the benefits of the adopted parallel track strategy outweighed its risks, not the least because feasibility-level studies in themselves are no guarantees of either the appropriateness of development strategies or capital and operating cost estimates, hence the overall project economics these estimates imply.

The Company has the flexibility to use a parallel-track strategy because it is the sole owner of the G-9 project. Based on the expected cost recoverability of the project’s capital purchases, the Company estimates that about one-third of the parallel-track strategy expenditures are at additional risk of being later determined to have been wasted or used inefficiently to some degree. However, the Company also believes that the potential time savings are worth the risk (see Risk Factors below).

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The economic viability of the G-9 project has not been established and there are increased risks associated with Farallon’s decision to commence construction and development work prior to completing a feasibility study.

Key Financings

Farallon completed a number of key financings during fiscal 2008, enabling the Company to advance the exploration and development programs under the Parallel Track strategy. (Additional details are provided in the Company’s 2008 year end Financial Statements and Management Discussion and Analysis.)

In January 2008, the Company completed a public offering of 30,652,000 common shares at Cdn$0.70 per share for gross proceeds of $21.4 million. The Company also completed a private placement financing, which included a 15% over-allotment option that was exercised in full. The aggregate gross proceeds from the financings were $27.1 million.

In 2007, the Company appointed NM Rothschild & Sons Limited (“Rothschild”) as the lead arranger for a consortium of financial institutions, for a debt financing package for the development of the G-9 deposit. The package comprised of an initial $20 million bridge facility to be followed by a refinancing and development facility of $70 million. The bridge facility loan agreement was finalized by both parties in October 2007. In April 2008, Societe Generale joined the consortium to the bridge facility, increasing the funds available under the bridge facility to $30 million. Approximately 12 million was drawn under this facility between March and May 2008, before it was paid off from the proceeds of a transaction with Silver Wheaton Corp. (see below).

In May 2008, the Company and its wholly owned subsidiaries entered into an arrangement with a subsidiary company of Silver Wheaton Corp. to sell 75% of the silver produced from the Campo Morado Project for a deposit, totaling $80 million. Upon delivery of the silver, Silver Wheaton will also pay Farallon a fixed price payment per ounce of silver produced equal to the lesser of $3.90 and the spot price at the time of sale (subject to a 1% annual adjustment starting in the third year of silver production).

On May 21, 2008, the Company repaid and terminated the bridge facility loan and the ‘mandate letter’ with Rothschild was allowed to expire on June 30, 2008. The Refinance and Development Facility was also terminated.

In May 2008, the Company issued to arm’s length investors, convertible promissory notes of the Company for proceeds totaling $3.7 million.

Subsequent to year end, in September 2008, the Company raised $23.6 million through a private placement of Units arranged by Paradigm Capital Inc.

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Plans for Fiscal 2009

In fiscal 2009, the Company plans to finalize the access and commissioning activities and ramp-up to full production of 1,500 tonnes per day. Initial production had been targeted for July 2008, but began in earnest in August 2008. Underground infill drilling is currently underway to facilitate mine planning and design. Mill commissioning is also underway and initial concentrate shipments are expected to begin by October 2008. Full production is currently targeted to start in January 2009.

Property Description

Summary of Mexican Mining Law

Both the Dirección General de Minas (“Dirección General”) and Servicio Geologico Mexicano (“Servicio”) are branches of the Coordinación de Minas de Secretaría de Economía, Mexico. The Dirección General grants and controls mining claims. The Servicio is a decentralized entity with independent legal capacity under the Mexican Federal Ministry of Economy. The Servicio is obligated, under the Mining Law of Mexico, to identify and record the potential Mineral Resources of Mexico, to assist the government with the promotion and development of such Mineral Resources and to determine which should be made available as concessions. The Servicio also does exploration work and stakes mineral claims, which eventually are granted to companies or individuals in exchange for option payments and finder’s fees.

Concessions are granted over free land, pursuant to the first in time, first right principle, which establishes that the first person to request a concession over a portion of land will have the right to the same, provided all other requirements under the Mining Law and its associated regulations are met.

Following the amendment to the Mining Law of April 28, 2005, no distinction is made between exploration on and exploitation of mining concessions. The amendment to the designation of a single type of mining concession (exploration and exploitation) was conditioned to the publication of the amendment to the Federal Fees Law (Lay Federal de Derechos) in connection with fees payable by mining concessions holders, which amendment was published on December 21, 2005. Current mining law therefore allows a concession owner to perform:

  exploration works on the ground to identify mineral deposits and quantifying and evaluating economically viable reserves and accordingly perform work to develop areas containing mineral deposits; and

  exploitation works to detach and extract minerals from such deposits.

Mining concessions may be obtained either through a public bid or by an application process filed by the interested party before the relevant mining agency. Public bids apply when either the government considers it necessary to exploit certain mining reserve areas or as a result of the cancellation of mining allotments granted to the Servicio, which had carried out prior exploration works.

Mining concessions are valid for 50 years from the date of their registration at the Registry. They may be extended for an equal term if the holder: does not cause cancellation of the concession by any act or omission defined in the Mining Law; and requests an extension within five years prior to the expiration date. They confer rights with respect to all minerals covered and provided for by Article 4 of the Mining Law, including gold, silver, copper, lead and zinc found in veins, mantles, masses or deposits.

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The Campo Morado Project consists of the following Concessions:

Table 1. Campo Morado Mineral Concessions
CLAIM	TITLE	FILE NO.	AREA (HECTARES)	DATE ISSUED	EXPIRY DATE
Reduccion La Alina	219148	5/2.4/659	4,631.000	14-Feb-03	13-Feb-53
Campo Morado	213074	5/1.3/00561	1,111.000	02-Mar-01	01-Mar-51
2a Reduccion Farallon	218979	5/1/693	1,820.925	28-Jan-03	27-Jan-53
El Mil	219874	5/1/720	1,250.000	29-Apr-03	28-Apr-53
La Trinidad	210718	DGM/CO2/99.9	2,750.000	17-Nov-99	16-Nov-49
Farallon 2	227412	33/9731	251.000	16-Jun-06	15-Jun-56
TOTAL			11,813.925

Notes: Direccion General de Minas retains a sliding scale 3% net profits royalty on the La Trinidad Concession and the Campo Morado Concession.

Surface Rights and Obligations

Mining concession licenses do not grant rights comparable to a freehold or leasehold, given that they do not confer property rights to the parcel of land involved, except for the rights to carry out works and development required of and for mining and related activities. Farallon is not restricted in this regard because the titles to the relevant blocks of land (or hacienda, which in this case cover the Project area) have been purchased by Farallon.

Mining Obligations

The obligations with which the holders of mining concessions must comply in order to maintain their concessions in full force and effect, pursuant to the Mining Law of Mexico and the Federal Fees Law, are:

Assessment of Work Report – during May of each year, the concession holder must file Work Assessment Reports with the Bureau, for each concession or group of concessions for the preceding calendar year. The regulations of Mexican Mining Law establish the tables containing the minimum investment amounts that must be made on a concession. The amount varies annually, according to variations in the Mexican Consumer Price Index.

Mining Duties – during January and July of each calendar year, concession holders must pay the mining duties for the areas that pertain to each concession, on a hectare basis, and file before the Bureau evidence of payment during February and August of the same year that the payments are made.

Production Report – during the first 21 labour days of each calendar year, the concession holders must file Production Reports with the Bureau, compiled for each concession or group of concessions for the preceding calendar year.

Reclamation Bonds and Permits

Mexican Environmental Law is defined in the General Law of Ecologic Equilibrium and Environmental Protection (Lay General de Equilibrio Ecológico y Protección al Ambiente, or “LGEEPA”). LGEEPA establishes the framework and authority for all environmental regulations in Mexico. It addresses a broad range of environmental issues, including the protection of natural areas, exploitation of natural elements (including land and water) and protection of the environment (including atmospheric pollution, water and soil pollution), hazardous activities and waste, nuclear energy and other forms of pollution. LGEEPA also defines control and safety measures, penalties for non-compliance and guidelines for environmental impact statements and risk assessment.

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Mexico’s primary federal environmental agency is the Secretariat of Environmental and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales, or “SEMARNAT”), which agency has sole jurisdiction over the development enforcement, administration and control over Mexico’s environmental laws and standards. It fulfils its roles through various decentralized administrative departments.

Farallon has not yet been asked to post a reclamation bond. On-going anthropological and archaeological studies are actively being carried out by Farallon staff members, through participation with the National Anthropological and Historical Institute (Instituto Nacional de Antropología e Historia, or “INAH”). An archeological heritage study has been completed and Farallon’s efforts have been recognized by the Director of INAH, Guerrero State. Farallon is also currently designing projects in conjunction with the communities to reinvest funds paid by Farallon to the National Forestry Commission (Comisión Nacional Forestal, or “CONAFOR”).

Exploration Activities (including preliminary mine development)

The original environmental permit for the Campo Morado Project was granted on April 02, 1995. It has since been renewed and modified on an annual basis, during the periods that the Company/Farallon has been active at Campo Morado. The most recent extension was granted to December 2008. It covers the Campo Morado Project during the exploration phase, including limited underground development for purposes of deposit definition drilling (inclusive of a decline access). It also covers certain disturbances, including: rehabilitation of old roads and underground workings; the development of new access roads, camp and other facilities; and the development of exploration pits, surface drilling pads, underground drilling pads, surface and underground drillholes. The permit prohibits hunting or collection of flora and fauna. The permit requires compliance with noise and air pollution standards, reclamation of abandoned areas, storage of spent lubricants until they are shipped to a recycling facility, reclamation of any oils or fuel spills and the preparation of an endangered species and reforestation study.

It is anticipated that Farallon will continue to apply for annual renewals of current exploration permits, at the appropriate time/s. These actions exceed legal requirements because the need for a separate exploration permit falls away since Farallon was awarded the mining MIA and CUS permits later described. Prior to this, Farallon was conducting its surface exploration and underground development work in compliance with current Campo Morado environmental permits.

It is because the mining MIA and CUS permits supersede the exploration environmental permit that SEMANRAT might not respond to future submissions by Farallon for renewals of the existing exploration permit. SEMARNAT will likely instead accept that the existing MIA and CUS permits are sufficient for purposes of the proposed exploration work plan going forward, including surface road works (cutting new roads and rehabilitating old/disused roads), underground development, surface and underground drilling. However:

  this situation might change if exploration work is carried out in areas outside the area covered by the MIA and CUS permits; and

  Farallon is still required to maintain reporting requirements as regards definitions of where future drillholes are to be located and the location of any access roads that need to be cut.

In other words, continued compliance depends on Farallon continuing to adhere to the requirements of LGEEPA, which adherence is assessed by SEMARNAT by means of three-monthly progress and disturbance reports submitted by Farallon. In the opinion of SGA, there is no readily identifiable reason to suppose that Farallon/the Company will not continue to comply with the requirements of LGEEPA.

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Construction Phase

Farallon’s original MIA-P submission, in support of the construction phase of project development (in Spanish, by Corporación Ambiental de México, S.A. de C.V. and dated October 2006), was submitted to SEMARNAT on October 26, 2006. The required documentation for application of a Cambio de Uso de Suelo (Change of Use of Soil; CUS) permit was also submitted.

Farallon’s MIA-P was accepted, with certain conditions (see Table 2), by SEMARNAT in a letter dated March 29, 2007. A MIA permit was issued to Farallon that allows for full mine and mill construction at the G-9 project. The MIA permit is valid in perpetuity, unless Farallon violates the conditions set out by SEMARNAT or the scope of the permitted project changes. For the latter case (change of project scope), the MIA-P would have to be modified and re-submitted. Such a circumstance arose following a third-party environmental audit carried out as part of the entry process to the Mexican Clean Industry Program. Farallon successfully submitted an amended MIA-P in November; the MIA permit was signed into regulatory effect on January 23, 2008. A separate MIA permit for the electricity supply line was and is, however, also required. The MIA-P documentation was submitted by Farallon during December 2007 and the MIA permit was signed into regulatory effect early in 2008.

Farallon’s original application for a Change of Use of Soil was accepted by SEMARNAT and a CUS permit was granted and received on March 27, 2007. At the time, the CUS permit completed the necessary permit requirements for mine and mill construction work on and for the G-9 deposit. A subsequent application for an amended CUS, to include the Arcelia access road, electricity supply line and an increase to the footprint of the G-9 project area, was submitted during November 2007. Farallon received the modified CUS permit early in 2008.

Pursuant to various commitments inherent to the MIA and CUS permits, Farallon was required to develop several management and monitoring plans, collectively entitled the Environmental and Surveillance Plan that comprised nine separate parts: an environmental construction plan; an erosion protection program; a rehabilitation program; a wildlife rescue program; a closure and reclamation plan; an acid drainage management program; an employees training program; an environmental education program; and a community communication program. Each of the required reports was issued in advance of their prescribed deadlines.

Mining Phase

Farallon’s MIA and CUS permits authorize the full operation of a mine and mill at the G-9 deposit. The MIA permit also covers water use.

Table 2. Applicable Environmental Standards, Campo Morado Project
Regulatory Instrument	Comments
NOM-041-SEMARNAT-1999 It establishes the maximum permissible limits for the emission of contaminant gases from the leak from motor vehicles in circulation that use gasoline as fuel.

During the execution stages of the Project vehicles, equipment and heavy machinery will be used, which, as indicated by the Petitioner, will help in the actions intended to maintain the emissions to the atmosphere within the limits established by this standard.

NOM-043-SEMARNAT-1993 It establishes the maximum permissible levels for the emission to the atmosphere of solid particles from permanent sources.

During the execution stages of the Project vehicles, equipment and heavy machinery will be used, which, as indicated by the Petitioner, will help in the actions intended to maintain the emissions to the atmosphere within the limits established by this standard.

NOM-052-SEMARNAT-2005	During the development of the activities of the Project hazardous waste will be generated, such as spent

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It establishes the characteristics of hazardous waste, the list thereof and the limits that make waste hazardous due to its toxicity in the environment.

lubricant oils, tows with grease or lubricants, which will be stored temporarily in warehouses whose construction and operation shall meet the requirements established by the Regulations of the LGEEPA on Hazardous Waste matters and then transported by a company authorized for their handling and final disposal.

NOM-059-SEMARNAT-2001

Environmental Protection-Native species of Mexico of wildlife-Risk categories and specifications for their inclusion, exclusion or change – List of species at risk. Published on March 6, 2002, in the Official Gazette of Mexico.

According to the information contained in the MIA-P and additional information, within the area of study of the project the following flora species are distributed: Dalbergia congestiflora with the category of endangered species and Dioon tomasellii and Licania arborea both with the category of threatened species. As regards the fauna, the petitioner indicated the existence of the following species: with the category of threatened species: Coleonyx elegans, Heloderma horridum (scorpion), Ctenosaura pectinata (iguana), Leptohis diplotropis (Pacific Coast Parrot Snake). And with the category of special protection species: Leptodeira annulata (mazacuata), Tantilla calamarina (Pacific Coast Centipede Snake), Trimorphodon biscutatus (mazacuata), Cratalus simus (Rattlesnake), Rhinoclemmys rubida (turtle) and Kinosternon integrum (turtle).

According to the foregoing, the petitioner must take actions intended for the conservation and protection of wildlife.

NOM-081-SEMARNAT-1994 It establishes the maximum permissible limits for the emission of noise from permanent sources and their method of measurement.

During the mining stage of the minerals, noise will be generated inside the mine, which will not affect the surface and the use of the equipment and heavy machinery, and therefore the Petitioner stated in the MIA P that it will take all the actions required to comply with the levels established in such standard.

NOM-141-SEMARNAT-2003

It establishes the procedure for the characterization of the tailings, as well as the specifications and criteria for the characterization and preparation of the site, project, construction, operation and post-operation of tailings dams.

As stated by the Petitioner in the MIA-P, the project will build a tailings dam; and for that purpose, the petitioner applied the aforementioned standard to its project.

Note: the “Petitioner” is Farallon. Source: permitting letter to Farallon from SEMARNAT dated April 19, 2007

Accessibility, Climate, Local Resources and Physiography

The Campo Morado Project is located in Guerrero State, Mexico, approximately 160 kilometres southwest of Mexico City and 155 kilometres north of Acapulco (Figure 1). From the city of Iguala, Highway 95 leads west to the village of Teloloapan where roads extend south for approximately 65 kilometres to the project site. The total travel time from Mexico City to the property, largely by paved roads, is about six hours. Farallon has upgraded access roads to the property. A map showing the location and access to the Campo Morado Project is provided below:

Topography in the area of the property is moderately steep to locally rugged, with elevations ranging from 600 to 1,700 metres above sea level. Cultivated valley bottoms and grassy hillsides form much of the landscape. The climate in the area is generally dry and warm from December through May. Temperatures are cooler during the rainy season, which begins around the end of May and lasts through November. The heaviest rains are generally in the latter part of July and early August.

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Figure 1 – General Location Maps

History

The area of the Campo Morado Project covers a number of known mineral occurrences with history dating back to 1898, when the Reforma deposit was first discovered. Early exploration was done by underground drifting. At the Reforma Mine, a total of six levels of underground development exist over a vertical distance of 180 metres and a horizontal distance of about 900 metres.

Earliest production was from a small high-grade silver vein near the current third level. In 1903, more massive oxide ore (minerals from which sulphur has been partially or completely removed by the action of surface water and oxygen) bearing gold and silver, was found while tunneling on that level. Later that year, a 30 ton smelter was put into operation on the site. Operations ceased around the time of the Mexican revolution of 1910. Sporadic mining occurred between 1920 and 1927 and from 1937 to 1940, during which time most of the remaining high-grade oxide ore was mined from the Reforma Mine, along with a small amount of sulphide ore, as well as minor amounts of oxide ore from nearby deposits.

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A total of approximately $1.2 million reportedly was spent on the Campo Morado property between 1973 to 1977 by Minerals Exploration Corporation and its successor Molycorp. In 1986, Consejo carried out 1:50,000 scale regional mapping and photo-interpretation, which work included the mapping of 16 prospects in the Campo Morado area and another 17 in the area around Achotla.

Farallon initiated an intensive work program in mid-November 1995, including rehabilitation of access roads and underground workings; a regional, airborne geophysical survey; regional and detailed geological mapping; stream and soil geochemical surveys; camp construction; and production of topographic and other maps. Using the extensive databases, geological staff created geological models and used these and geophysical (gravity) anomalies to discover the Naranjo, El Largo, El Rey, G-9 deposits. A total of fifteen areas of interest were located, eight of which were associated with known mineralization and deposits and seven of which were interpreted as potential new deposit targets.

From June 1996 through May 1998, Farallon completed a drilling program of 320 cored diamond drill holes, testing previously known and new precious and base metals targets over an area of 10 by 5 kilometres. Farallon also initiated mine planning studies and other related metallurgical engineering, environmental and technical programs required for mineral resource development. During 1997, eight geotechnical holes totalling 2,232 metres and two geotechnical holes, totalling 600 metres, were completed at the Reforma and Naranjo deposits, respectively. These holes provided an assessment of ground conditions in the hanging-wall and footwall to the massive sulphide horizons. In 1997 and 1998, Farallon completed metallurgical studies to assess recoveries of base and precious metals using 1997 drill core samples from Reforma, Naranjo, El Largo and El Rey deposits. Initial assessments of mineral recovery using conventional flotation and a hydrometallurgical recovery technique were done based on testing at the laboratory bench scale.

Farallon Minera Mexicana acquired the 2,750 hectare La Trinidad Concession in an open bid process from the Direccion General in 1999. This concession is located 9 kilometres northwest of the Reforma deposit and is accessible by gravel roads from the pueblo of Campo Morado. Exploration activities in early 2000 included detailed geological mapping at a scale of 1:2,000, detailed soil geochemical surveys and acquisition, re-logging and re-sampling of drill core from a 1996 drill program by Consejo. Mapping confirmed that the geological setting of the La Trinidad area is similar and polymetallic massive sulphides are present at the same levels in the rock sequence as on the Campo Morado property. Narrow zones of massive sulphides and extensive zones of sulphide stringer mineralization were identified in drill core and a new surface exposure of weathered massive sulphide was also discovered.

Minor exploration and property maintenance activities were undertaken in 2001-2003.

The 2004 drilling program was designed to further delineate and extend the Mineral Resources outlined at Campo Morado Project, including completion of 40 diamond drill holes at El Largo, two diamond drill holes at Estrella de Oro and five diamond drill holes at G-9. In addition, 20 metallurgical bulk sample, diamond drill holes were completed at the Naranjo and Reforma deposits, and preliminary metallurgical test work was done.

From January to December 2005, work included 50,000 metres of diamond drilling at the El Largo, El Rey, G-9, Estrella de Oro, Naranjo and Reforma deposits, and other target areas, and re-estimation of Mineral Resources for El Largo, El Rey, Naranjo and Reforma (see Estimates of Mineralization - Tables 4a and 4b below). Engineering and other studies focused on mine, process plant, site and off-site infrastructure, as well as archaeological, demographic and socio-economic compilations and analyses. Discovery of the G-9 deposit resulted in the suspension of work on the other deposits. Initial diamond drilling in 2005 at G-9 was followed by a preliminary estimate of the Mineral Resources in November 2005, and metallurgical testing of G-9 was initiated.

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As a result of positive results from preliminary drilling and metallurgical testing, all work was redirected toward the G-9 deposit in 2006. Approximately 57,820 metres of drilling was done during the calendar year, increasing the Mineral Resources. Excavation of a 4.5 m by 4.5 m decline to the deposit was initiated in August 2006.

During 2007 and 2008, the Company’s programs focused on advancing exploration and pre-development activities under a parallel-track program. In 2007, a 40,000-metre surface diamond drilling exploration program was undertaken to find additional high-grade Mineral Resources at G-9 and to test other targets to find another G-9 style deposit. Engineering and metallurgical studies associated with mine planning and design focused on G-9, equipment acquisition and site preparation activities were also initiated.

In December 2007, the results of a Preliminary Assessment of the G-9 project by MineFill Services, Inc. for a 1,500 tonnes per day underground operation were announced. Stephen Godden, FIMMM, C.Eng., and David Stone, P.Eng., of MineFill Services, Inc., who are independent qualified persons as defined by National Instrument 43-101, are responsible for the preliminary assessment. A technical report (effective date September 23, 2007) co-authored by Mssrs Godden and Stone and by David Gaunt, P.Geo., who is not independent of the Company, was been filed on www.sedar.com.

The preliminary assessment was based on the estimated Inferred Mineral Resources at November 2006. As the study uses Inferred Mineral Resources that are geologically speculative, there is no assurance that the results of the Preliminary Assessment will be realized. Readers are also cautioned that mineral resources are not mineral reserves and do no have demonstrated economic viability. The reader should be aware that the Preliminary Assessment were based on Mineral Resources as of November 2006, which have subsequently been updated (see Estimates of Mineralization) and the mining plan has subsequently been updated twice to reflect new zone discoveries in line with the parallel track approach. A fully-costed and scheduled operation production plan is currently being compiled. The results of the preliminary assessment should therefore be construed as indicative of possible project performance only.

The study used long term metal prices and US dollars. Key parameters and results are presented as Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) are summarized below:

Table 3. Preliminary Assessment
Inferred Resources (diluted) Above a 5% Zn cut-off	3,130,133 tonnes grading 3.05 g/t Au 200 g/t Ag 1.58% Cu 1.15% Pb 9.69% Zn
Average Annual Metal Recovery (Life-of-Mine = 6.3 years)	8,400 oz Au 1,106,000 oz Ag 11,113,000 lb Cu 5,213,000 lb Pb 72,450,000 lb Zn
Total Recovered Metal	52,800 oz Au 6,970,000 oz Ag 70,010,000 lb Cu 32,884,000 lb Pb 456,530,000 lb Zn

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Average On-site Operating Cost	$48.22 per tonne milled
Start-up Capital Cost	US$124.3 million
Net Cashflow	US$223.6 million
NPV (8%)	US$141.8 million
NPV (12%)	US$113.1 million
IRR	54%
Payback Period	Slightly more than one year

The preliminary assessment used the following metal prices:

Metal	Production Year End (same as fiscal year end)
	June 30, 2009	June 30, 2010	June 30, 2011	June 30, 2012	June 30, 2013	June 30, 2014	June 30, 2015
Gold (US$/oz) Silver (US$/oz) Copper (US$/lb) Lead (US$/lb) Zinc (US$/lb)	550 8.00 2.59 0.49 1.30	500 7.00 2.33 0.44 1.10	500 6.00 2.11 0.40 0.88	500 6.00 1.40 0.40 0.75	500 6.00 1.40 0.40 0.75	500 6.00 1.40 0.40 0.75	500 6.00 1.40 0.40 0.75

A 65,000-metre surface diamond drilling program was undertaken in fiscal 2008, designed to upgrade and expand the Mineral Resources in the G-9 deposit and to find another G-9 style deposit. Fifty-seven holes were completed from July to June 2007, and included in resource estimates to March 2008 (see Estimates of Mineralization below). The Abajo zone was discovered and the Mineral Resources in several zones within the G-9 deposit were upgraded. Another 77 holes were drilled from January to June, discovering the West Extension zone and a number of high-grade areas within the deposit. Mine planning activities were ongoing and construction also took place in 2008. By June 30, 2008 (fiscal 2008 year-end), the underground ramp had progressed to within 30 metres of the closest mineralized body (the West Extension zone) and both the site access road and powerline were fully operational. Other facilities such as the mill, water storage dam and tailings impoundment were largely complete.

The Project’s capital costs are currently forecast at $139 million, which amount is approximately 12% above the estimate presented in the Preliminary Assessment.

Geological Setting

The Campo Morado district is located in the Sierra Madre del Sur range in the northeastern part of the state of Guerrero, Mexico. Massive sulphide deposits occur mainly in the upper part of a sequence of volcanic and sedimentary rocks, within felsic volcanic rocks or at their contact with overlying, fine-grained, sedimentary rocks. Each deposit is comprised of one or more sulphide-bearing lenses (lens-shaped formation of rock which includes massive sulphides). Five massive sulphide deposits (Reforma, El Rey, Naranjo, El Largo and G-9) as well as several zones (La Lucha, Estrella Del Oro, El Profundo, and San Rafael) have been identified on the Campo Morado Project through mineral exploration.

Each of these deposits and zones is significant from a geological perspective as the high content of sulphide minerals is a key indicator of metallic mineralization, in this case gold, silver, copper, zinc and lead. There is, however, no assurance that a massive sulphide deposit will contain commercial amounts of any of these metals.

A major thrust fault (a break in the rocks created by mountain building) along the center of a recumbent fold (a sequence of rocks that are bent and tilted to one side) separates the overturned Reforma and El Rey deposits from the upright Naranjo and El Largo deposits. The La Lucha, San Rafael and G-9

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massive sulphides occur beyond another thrust fault to the south of the Naranjo and El Largo deposits. Other, later faults offset the massive sulphide deposits by up to several tens of metres.

A summary of exploration diamond drilling by Farallon at the main Campo Morado deposits from 1996 to June 30 2008 is tabulated below:

Table 4. Drill Hole Summary for Campo Morado
Zone Holes	Drill Holes	Metres
G-9	317	156,443
El Largo	99	25,810
El Rey	41	8,746
Naranjo	107	23,940
Reforma	112	22,662

A map showing the drilling locations of the drill holes in the main zones is presented below:

Figure 2 – Drill Hole Plan

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Mineralization

The massive sulphide deposits and zones identified at the Campo Morado Property trend roughly along a northeast-southwest direction. The massive sulphide horizons are mainly comprised of fine-grained pyrite (iron sulphide) with a variety of other sulphide minerals that include, in descending order of occurrence, zinc, copper and lead sulphides. The zinc, copper and lead sulphides are found as discrete mineral grains, or more frequently, as an infilling between or within the pyrite grains. Native gold is also present.

The Campo Morado deposits with estimated Mineral Resources are described in more detail below, largely in the order that they were discovered. The most significant deposit discovered so far is the G-9 deposit.

Reforma Deposit

The Reforma deposit is located in the northern part of the mineralized trend outlined. It occurs at the top of the overturned Campo Morado felsic volcanic unit. Geological modeling shows that the main Reforma sulphide body has a tabular shape maximum horizontal dimension of 760 metres. It extends 60 to 350 metres along the dip of the rock units and is 2 to 50 metres thick.

The deposit consists predominantly of pyrite with variable amounts of quartz and other non-ore minerals, as well as minor to moderately abundant copper, zinc and lead sulphides. Three distinct zones of mineralization have been identified, including: an upper zinc-lead sulphide rich zone; a central iron sulphide-rich zone grading upwards to an iron-zinc sulphide zone; and a lower copper-rich zone. Significant gold and silver mineralization occurs in the upper zone.

The Reforma drill hole database consists of 112 diamond drill holes, totaling some 22,662 metres. The main sulphide body is penetrated by 76 drill holes and has excellent continuity. Drill hole spacing in the deposit is approximately 50 metres. Estimated Mineral Resources are included in Tables 5a and 5b.

El Rey Deposit

The El Rey deposit is 200 metres southwest of the Reforma deposit. The geological setting is similar to that of the Reforma deposit, but the rock sequence appears to be overturned as the massive sulphides occur structurally beneath the felsic volcanic unit. The primary El Rey sulphide body is tabular in shape and nearly horizontal; it extends about 250 metres in the east-west direction, 200 to 250 metres in a north-south direction and is between two and 35 metres thick. The deposit is cut by several faults, offsetting it by up to a few tens of metres. The El Rey massive sulphide is also zoned. Similar to Reforma, a gold, silver, zinc and lead-bearing zone is found near the base of the deposit.

The El Rey drill hole database consists of 41 core holes, totalling 8,746 metres. The main sulphide body has been penetrated by 26 drill holes and the mineralization is quite continuous. Drill hole spacing in the deposit is approximately 50 metres. Estimated Mineral Resources are included in Tables 5a and 5b.

Naranjo Deposit

The Naranjo deposit is located approximately 700 metres south of the El Rey deposit. It is comprised of two main sulphide bodies - the largest is approximately 75 to 240 metres along its east-west axis, about 500 metres long and about five to 75 metres thick. Although it is not as sharply developed as the Reforma deposit, three distinct zones of mineralization have been identified, including: an upper zinc-lead sulphide rich zone with high gold and silver values; a central zone with low to moderate copper and zinc values; and a lower zone of predominately copper or less commonly zinc and gold values. There is additional copper and zinc sulphide mineralization within veins beneath the main sulphide lenses.

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The database for Naranjo consists of 107 diamond core holes totalling 23,941 metres. The main sulphide lens is penetrated by 31 drill holes (the mineralization is quite continuous) and the second body is penetrated by nine drill holes. Drill hole spacing is approximately 50 metres. Estimated Mineral Resources are included in Tables 5a and 5b.

El Largo Deposit

The El Largo massive sulphide deposit is located near the southern end of a 1.5 kilometre long ridge, about 100 metres west of the Naranjo deposit. It is comprised of one primary sulphide body and nine smaller mineralized bodies. The primary sulphide body has excellent continuity, it extends over 700 metres in length and between 50 and 200 metres in width and it is between ten and 100 metres thick.

The El Largo drill hole database consists of 99 diamond core holes totalling 25,810 metres. Drill hole spacing in the deposit is approximately 50 metres. Estimated Mineral Resources are included in Tables 5a and 5b below. A number of holes drilled in 2008 intersected mineralization in the El Largo horizon (see Recent Work).

G-9 Deposit

The G-9 deposit occurs 700 metres to the south of the Naranjo deposit. It consists of "stacked" or repeated felsic volcanic rock units, separated by sedimentary units. Massive sulphides are known to occur in at least two different levels in the sequence. The potential for a similar repetition at the other deposits provides additional exploration targets.

The G-9 deposit is comprised of four discrete massive sulphide bodies (the Southeast, North, Southwest and Abajo zones (north of the San Raphael fault) and one stringer (replacement) zone. The deposit was assessed to be approximately 1,000 metres by 650 metres in area, with a maximum thickness of 45 metres and an average thickness of between ten and 20 metres. Stringer mineralization in the footwall of the four bodies has been modeled as a series of replacement zones.

The estimated G-9 Mineral Resources, exploration holes drilled between 1996 and December 31, 2007 are summarised on Tables 6a and 6b. Exploration work since January 1, 2008 is described under Recent Work G-9 – Drilling below.

Estimates of Mineralization

Reforma, Naranjo, El Largo and El Rey Deposits

In 2005, new Mineral Resource estimates were announced for the Reforma, Naranjo, El Largo and El Rey deposits. Qingping Deng, CPG, of Behre Dolbear & Company (USA) Inc., an independent qualified person as defined by National Instrument 43-101, is responsible for the estimates of the El Largo, Reforma, El Rey, and Naranjo deposits as shown in Tables 4a and 5b.

Cautionary Note to Investors Concerning Estimates of Indicated Mineral Resources

This section use the term ‘Indicated Resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Mineral Reserves.

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Table 5a. Results of Campo Morado Resource Estimates in 2005
Indicated Mineral Resources

Deposit	Classification	Zinc Cut-off	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
El Largo	Indicated	3% 5% 8%	6,507,000 2,860,000 472,000	0.89 0.79 0.71	106 124 157	0.36 0.34 0.33	1.11 1.39 1.89	5.15 6.69 9.08
El Rey	Indicated	3% 5% 8%	1,350,000 323,000 14,000	2.13 2.98 6.96	126 162 196	0.50 0.53 0.72	1.02 1.33 3.24	4.46 5.88 9.69
Naranjo	Indicated	3% 5% 8%	1,954,000 577,000 5,000	2.45 3.11 2.38	128 178 132	0.67 0.66 0.37	1.22 1.82 2.85	4.49 6.00 8.07
Reforma	Indicated	3% 5% 8%	3,432,000 1,173,000 20,000	3.91 4.74 10.23	208 262 486	0.64 0.58 0.76	1.63 2.02 4.75	4.59 5.90 8.52
TOTAL	Indicated	3% 5% 8%	13,243,000 4,933,000 511,000	2.03 2.14 1.27	138 166 171	0.49 0.45 0.36	1.25 1.59 2.05	4.84 6.37 9.06

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

The following section uses the term ‘Inferred Resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred Resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an Inferred Resource exists, or is economically or legally mineable.

Table 5b. Results of Campo Morado Resource Estimates in 2005
Inferred Mineral Resources

Deposit	Classification	Zinc Cut-off	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
El Largo	Inferred	3% 5% 8%	1,200,000 241,000 41,000	1.49 1.41 0.90	121 151 144	0.60 0.42 0.28	0.85 1.30 1.96	4.33 6.43 8.58
El Rey	Inferred	3%	15,000	2.37	91	0.54	1.47	4.63
Naranjo	Inferred	3%	7,000	2.71	101	0.41	0.94	3.25
TOTAL	Inferred	3% 5% 8%	1,222,000 241,000 41,000	1.51 1.41 0.90	121 151 144	0.60 0.42 0.28	0.86 1.30 1.96	4.33 6.43 8.58

The above estimates were reported in 2005 at a US$90 gross metal value per tonne cut-off but in December 2006 Technical Report the estimates were also reported at cu-offs between 3 and 8% zinc.

G-9 Deposit

The estimated Mineral Resources for the G-9 deposit, summarized by zone and category and given at three different zinc grade cut-offs, are summarized on Tables 5a and 5b. The estimates are based on all G-9 surface exploration diamond drilling results to December 31, 2007. The North zone and North Area Replacement zone estimates were completed in March 2008 and the Southeast, Abajo and Southeast Area Replacement zones’ estimates were completed in January 2008. The Southwest Zone estimate was completed in November 2006 and it has not since been updated.

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Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This section use the terms ‘Measured Resources’ and ‘Indicated Resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Mineral Reserves.

     Table 6a. Results of Campo Morado Resource Estimates Measured and Indicated Mineral Resources – G-9 Deposit to March 2008

Mineralized Zone	Classification	Cut-Off (%Zn)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Southeast	Measured	2.0 5.0 8.0	593,000 491,000 351,000	3.42 3.44 3.28	257.5 257.9 243.1	1.50 1.56 1.69	1.49 1.52 1.55	10.7 12.2 14.5
	Indicated	2.0 5.0 8.0	829,000 685,000 518,000	2.94 2.60 2.28	220.2 207.5 189.1	1.69 1.90 2.04	1.26 1.20 1.18	11.4 13.1 15.2
	Measured + Indicated	2.0 5.0 8.0	1,422,000 1,175,000 869,000	3.14 2.95 2.68	235.8 228.5 210.9	1.61 1.76 1.90	1.36 1.33 1.33	11.1 12.7 14.9
North	Indicated	2.0 5.0 8.0	975,000 691,000 286,000	3.38 3.37 3.62	183.6 188.8 216.2	1.11 1.23 1.34	1.20 1.31 1.55	7.0 8.4 11.3
Abajo	Indicated	2.0 5.0 8.0	376,000 313,000 197,000	2.51 2.40 2.38	174.4 181.2 186.0	0.94 0.96 1.05	1.17 1.28 1.27	9.0 10.1 12.1

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

The following section uses the term ‘Inferred Resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred Resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 6b. Results of Campo Morado Resource Estimates
Inferred Mineral Resources – G-9 Deposit to March 2008

Mineralized Zone	Classification	Cut-Off (%Zn)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Southeast	Inferred	2.0 5.0 8.0	205,000 192,000 129,000	1.45 1.31 1.35	97.7 89.1 95.4	1.60 1.65 1.72	0.52 0.48 0.55	9.7 10.2 11.8
Southeast Replacement	inferred	2.0 5.0 8.0	61,000 23,000 18,000	0.59 0.36 0.36	72.5 56.5 34.9	1.00 1.03 1.13	0.26 0.16 0.10	5.9 9.0 9.7
North	inferred	2.0 5.0 8.0	1,099,000 786,000 347,000	2.96 3.12 3.19	169.4 183.3 210.3	0.95 1.04 1.24	1.18 1.32 1.50	7.3 8.8 12.0
North Replacement	inferred	2.0 5.0 8.0	251,000 42,000 39,000	2.91 2.28 2.39	115.0 212.6 225.8	0.72 2.26 2.41	1.35 2.66 2.82	4.7 14.9 15.6
Abajo	inferred	2.0 5.0 8.0	337,000 316,000 233,000	2.98 2.98 3.07	226.1 229.7 251.4	1.02 1.02 1.10	1.37 1.39 1.33	9.6 10.0 11.1
Southwest	inferred	2.0 5.0 8.0	1,253,000 242,000 14,000	2.00 2.51 2.33	135.8 169.4 182.9	0.91 0.83 0.97	0.83 1.23 1.36	3.8 6.1 8.7

The December 2007 Preliminary Assessment used the November 2006 Mineral Resource estimate and a %5 zinc cut-off.

– 25–	Annual Information Form

The Mineral Resource estimates were completed by qualified person David Gaunt, P.Geo., of Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.), who is not independent of the Company. The Mineral Resource classifications for the 2008 estimates were assessed by independent qualified person Qingping Deng, CPG, of Behre Dolbear & Company (USA), Inc.

Sampling and Analysis

Most of the core drilled at Campo Morado has been 4.76 centimetre diameter (NQ size), with some 6.35 centimetre diameter (HQ sized) holes. In addition, several non-directional wedges off of main holes were completed to obtain metallurgical samples. The core is boxed at the drill rig and transported daily to the secure logging facility at the Campo Morado camp. Core logging and sampling work, including geological and geotechnical logging, core photography, whole core density measurements, quality control/quality assurance (“QA/QC”) designation and sampling, is performed inside a dedicated core logging compound.

Sample intervals are based on geology and mineralization features identified by the Farallon geologist/engineer logging the core. Two separate analytical streams, designated ore for samples containing sulphides, and host for country rock samples, are used. Ore samples average one metre in length and host samples average two metres in length. Samples are sawn in half lengthwise with a diamond tipped rock saw. Half core samples are placed in sample bags, the remaining halves are returned to their relevant core boxes. Samples awaiting shipment are kept in a locked enclosure within the logging compound prior to being picked up by the laboratory truck that delivers them to the sample preparation facility.

In 1996, 1997 and 1998 the primary analytical laboratory for the primary samples was Min-En Laboratories Limited of Vancouver, B.C.; Eco Tech Laboratory Limited of Kamloops, B.C., was the check assay laboratory. The laboratory used for the regular samples from the 2004 through May 2008 programs (all drill holes up to and including 8748) was ALS Chemex in North Vancouver, B.C. (“ALS Chemex”, ISO 17025 [Standards Council of Canada] and ISO 9001-2000 accredited); duplicate pulp samples were prepared and analyzed by Acme Analytical Laboratories Limited in Vancouver, B.C. (“AcmeLabs”, ISO 9001-2000 accredited). Since June 2008 (all drillholes from 8749), the regular samples have been assayed by AcmeLabs and the duplicate pulp samples have been prepared and analyzed by ALS Chemex.

At ALS Chemex’s Guadalajara facility, the samples were dried, weighed and crushed to 70 percent less than two millimetres (10 mesh) to yield approximately 3.5 kilograms of coarse sample (all procedures carried out by ALS Chemex). Regular pulp samples were then prepared (approximately 250 grams per sample) and packaged, along with coarse duplicate samples, for air freighting to the ALS Chemex laboratory in North Vancouver, B.C. The coarse duplicates were then forwarded to AcmeLabs in North Vancouver, B.C. As part of the process outlined and to preclude cross-contamination, an extra wash, with barren material, of the pulverizer was carried out between each “ore” sample from drill hole 7693 to 8748, but not between “host” samples. The remaining pulps were stored in air evacuated and heat sealed plastic pulp bags for storage at ALS Chemex’s laboratory.

At AcmeLabs’ Guadalajara facility, the samples are dried and crushed to 70 percent passing 10 mesh. Regular pulps are then prepared by pulverizing 250 gram splits to 95 percent passing 150 mesh. The regular pulp samples are then packaged, along with pulverized duplicate samples, for air freighting to the AcmeLabs laboratory in Vancouver, B.C. The pulverized duplicates are analyzed and then forwarded to ALS Chemex in North Vancouver, B.C. As part of the process outlined, an extra wash, with glass, of the pulverizer is carried out between each “ore” sample to preclude cross-contamination, which procedure is not carried out between “host” rock samples unless sulphide mineralization is apparent. The master pulps

– 26–	Annual Information Form

and rejects for each sample are separately vacuum packed in heavy-duty plastic bags for storage at AcmeLabs.

All samples analyzed by ALS Chemex were and are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (“AA”) finish. Silver, copper, lead and zinc, as well as 27 to 30 additional elements, were and are determined for all samples by Agua Regia digestion followed by an AA or ICP-ES finish. From 2004, the “ore” samples were also assayed for sulphur, by LECO furnace.

All samples analyzed by AcmeLabs are assayed for gold by fire assay fusion with an ICP or gravimetric finish, the latter method is used for additional assays if ICP analysis reports grades higher than 10 g/t Au. Silver, copper, lead and zinc, as well as 20 additional elements, are determined for all samples by Agua Regia digestion followed by ICP-ES finish. In the case of silver, re-analysis using gravimetric finish is carried out when ICP-ES analysis reports a grade higher than 300 g/t Ag. In the case of lead and zinc, re-analyses using 0.1 gram splits rather than one gram splits are carried out if the ICP-ES results report grades higher than 4% Pb and 20% Zn. Re-analyses for copper are not required, due to the linear nature of ICP-ES assay returns over a wide value range that far exceeds the range of copper grades at G-9. If ICP-ES analysis reports zinc grades higher than 10% Zn, the samples are assayed for sulphur, by LECO furnace.

QA/QC samples are submitted by Farallon with the regular samples for analysis, including blind standards, random inter-laboratory duplicates and field blanks. Approximately every 20th ore and host rock sample is a duplicate (prior to 2006, approximately every 40th in host rock) and every alternate 20th ore and host rock sample (prior to 2006, every 40th in host rock) is a standard. Coarse limestone blanks are inserted at the end of each significant mineralized interval. These samples are in addition to the internal quality control samples carried out by the analytical laboratories. A satisfactory level of confidence can be attributed to the accuracy and reliability of the gold, silver, copper, lead, and zinc assay results.

All remaining core is stored in a locked compound at the Campo Morado site. Once received from the Guadalajara facility, all core sample pulps are stored in Farallon’s warehouse in Port Kells, B.C.

Engineering and Metallurgy

Reforma, Naranjo and El Largo Deposits

Since 1996, Farallon has investigated several process options for recovering minerals from mineralized material from the Campo Morado project, if development of a mine was to proceed. The recovery methods assessed include conventional flotation, sequential size reduction along with flotation, bio-oxidation and pressure leaching followed by standard SX/EW to cathode copper and zinc.

The Campo Morado deposits are polymetallic in that they contain a number of metals, namely gold, silver, copper, lead and zinc. Farallon believes that the best opportunity to maximize revenues, if a mine were developed at the Campo Morado project, would be (and is) by maximizing the recovery of all saleable metals. Farallon’s investigations of metallurgical processes on the Reforma, Naranjo, and El Largo deposits have indicated that recoveries of metals using the conventional flotation technique are considerably less than recoveries of metals obtained using hydrometallurgical techniques.

In October 2004, Farallon commenced a metallurgical program designed to assess the technical viability of the proposed hydrometallurgical process to recover metals from the Campo Morado deposits. Flotation metallurgical testwork relating to the metallurgical program was conducted at G&T Laboratories (“G&T”) in Kamloops, B.C., and hydrometallurgical investigations relating to the metallurgical program were done at SGS Lakefield's testing facility in Lakefield, Ontario.

– 27–	Annual Information Form

A pilot plant, at a scale much larger than a laboratory bench, was constructed and testwork completed. The pilot plant testwork was designed to assess the integrated hydrometallurgical process under continuous operations. The metallurgical process developed to extract copper, zinc, gold and silver from the Reforma, Naranjo and El Largo deposits is referred to as the PARTOXTM Process. This name has been trademarked by the Company.

The process of metal recovery starts at the underground mine with excavation of valuable mineralized rock, containing a variety of sulphide minerals and metal values. The rock is transported to the surface and then to the mill. There, the rock is crushed and ground to fine size (finer than beach sand) to expose the valuable minerals. The ground-up rock is then subjected to flotation, where most of the desirable and valuable minerals, containing copper, zinc, gold and silver, are floated and recovered as a concentrate. If used in a mill at Campo Morado, the metals would be recovered from the concentrate using the six step PARTOXTM hydrometallurgical process that allows for separation and recovery of valuable metals from Reforma, Naranjo and El Largo deposits. The remaining material is rejected and is placed in a waste pond at the site.

The Pilot Plant program was successful in proving that the PARTOXTM hydrometallurgical extraction processes can be expected to result in significant recoveries of zinc and copper from mineralized material that would be mined from the Reforma, Naranjo and El Largo deposits at Campo Morado, if commercial viability was established and a mine was developed. The pressure oxidation and copper leach cumulative recoveries achieved for the pilot plant are summarized on Table 7 below.

Table 7. Results from Pilot Plant Tests of PARTOX Process Naranjo, Reforma, El Largo Deposits
Concentrate	Process Step	Cumulative Extraction (%)
		Zn	Cu	Fe
Naranjo	Pressure Oxidation (POX)	98	84	16
	POX + Copper Leach	98	88	16
Reforma	Pressure Oxidation (POX)	92	69	21
	POX + Copper Leach	93	71	18
El Largo	Pressure Oxidation (POX)	98	83	22
	POX + Copper Leach	98	87	13
	POX + Copper Leach	98	87	13
Average for all Feeds	Pressure Oxidation (POX)	96	79	20
	POX + Copper Leach	96	82	16

The residues from the Pilot Plant were subject to a combination of “lime boil” and cyanidation to extract gold and silver. The results obtained are summarized on Table 8 below, along with the relevant consumptions of reagents. For details of this testwork see the October 2005 Technical Report filed on www.sedar.com.

Table 8. Reagent Consumption and Residue Assays From Pilot Plant Tests Naranjo, Reforma, El Largo Deposits
	Reagent Consumption				Extraction		Cyanide Residue Assay
	(kg/t)				(%)		(g/t)
	NaCN	CaO	NaCN	CaO	Au	Ag	Au	Ag
Reforma	12.8	67.6	10.5	66.3	57.7	51.7	3.08	116
Naranjo	7.4	43.9	5.4	42.6	75.2	80.2	0.51	25.6
El Largo	6.4	53.4	4.3	53.0	59.6	77.5	0.56	60.5

Reagent additions are expressed as kg/t of autoclave feed.

– 28–	Annual Information Form

G-9 Deposit

The Company’s metallurgical test programs in 2006 and 2007 were focused on the G-9 deposit. The tests show that the G-9 deposit differs, both mineralogically and metallurgically, from the Reforma, Naranjo and El Largo deposits, insofar as a more conventional flotation plant can be used to process G-9 mineralized material.

Three phases of testing were carried out, based on twelve samples representing different grades and zones of mineralization across the G-9 deposit. The samples were prepared by ALS Chemex in Guadalejara, Mexico and by G&T in Kamloops, B.C. The samples were crushed, screened and a flotation feed was prepared. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T.

The results from the first three tests indicate that a marketable zinc concentrate can be produced from G-9 mineralized material - a zinc concentrate grade of 55% Zn can be achieved with an 86% zinc recovery. Similarly, a copper concentrate grade of 20% Cu can be produced with a 69% copper recovery. Lastly, a lead concentrate grade of 34% Pb can be produced with a 51% lead recovery. The lead concentrate contained high concentrations of gold and silver with grades of 35 g/t and 3,200 g/t, respectively.

A fourth phase of flotation test programs were conducted exclusively on samples of high-grade (15.5% zinc and 2.3% copper) mineralization from drill holes 576, 578 and 580 in the Southeast zone. Twenty-four individual intercept samples were taken from the three holes. The samples were crushed, screened and homogenized and combined into a single composite sample. Two representative sub-samples were taken from the composite. The samples were prepared by ALS Chemex in Guadalejara, Mexico and G&T Laboratories (G&T) in Kamloops, British Columbia, Canada. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T in Kamloops.

The Phase Four results indicate that a zinc concentrate grade of 54% Zn can be achieved with a 94% zinc recovery and that a copper concentrate grade of 24% Cu can be produced with an 84% copper recovery. No lead concentrate was produced from these tests due to the low lead feed grade. The zinc recoveries are materially improved from previous results. In addition, the marketability of the higher copper concentrate grade and the benefits of the improved copper recovery will also materially improve G-9's overall project economics.

The phase four testwork also examined the effects of flotation feed grinds and concentrate regrinds on metallurgical performance. Table 9 summarizes the grinds that were applied in the locked cycle tests.

Table 9. Product Grinds for Locked Cycle Tests High Grade and Average Grade Mineralization - P80 microns
Product	High Grade	Average grade
Flotation feed	87	36
Copper rougher concentrate	14	10
Zinc rougher concentrate	18	10

A comparison between the test results on the high-grade mineralization and mineralization representing an average G-9 deposit grade is summarized on Table 8 above. The results indicate that significantly coarser grinds can be adopted for the Southeast zone. This will result in energy cost savings and improved concentrate settling and filtration characteristics.

The results both affirm and significantly improve upon the previously announced results from the first three phases of metallurgical test work. The information derived from these new tests fully supports the process design criteria, flowsheet design and reagent consumption estimates to be used for detailed mill design.

– 29–	Annual Information Form

Recent Work

Underground and Surface Infrastructure Development and Commissioning

Underground decline access to the G-9 deposit was initiated in August 2006. Two 4.5 metre by 4.5 metre ramps are being excavated, sized to accommodate mine production at 1,500 tonnes per day. The layout is shown in Figure 3. At June 30, 2008 the San Augustine decline had progressed to a length of approximately 1,366 metres and the Southeast ramp was approximately 952 metres in length.

Figure 3 – Layout for Underground Access Decline and Ventilation Ramp

The underground decline access to the North zone was completed in mid-August and access for stope development was being developed. Mineralization was encountered in the underground development where it had been predicted by the Company's block model.

Four faces are in mineralization in the North zone and the West Extension zone: three faces on the 938 level in the North zone and one face at the 957 level in the Western Extension zone; mining for the next few months will concentrate on these areas.

The Southeast ramp is expected to reach the high grade portion of the Southeast zone by December 15, after which stope development will begin with full production in January 2009.

– 30 –	Annual Information Form

By year-end, the site access road and power line were fully operational. Other facilities such as the mill, water storage dam and tailings impoundment were largely completed; however, further work is underway in order to meet increasing production levels in the coming months.

Work activities in the other non-essential construction areas, such as the mine administration building and the truck shop, are expected to continue until November 2008.

Drilling

In the 2008 fiscal year, 134 holes, totaling approximately 65,100 metres, were drilled from surface. Of these, 77 holes (38,670 metres) were drilled since the Mineral Resource Estimates (see Estimates of Mineralization above). The most important results from drilling are the discovery of the new West Extension zone and confirmation of high grade in the North, Abajo and West Extension zones.

Table 10 lists all of the significant intersections announced since the March Mineral Resource estimate. Figure 4 shows all drilling at G-9 to date and highlights those holes announced since the Mineral Resource estimates.

Table 10. Recent G-9 Drill Results
Drill Hole #	Zone/ Deposit		From (metres)	To (metres)	Interval (metres)	Est. True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
700	North		385.00	386.05	1.05	1.04	0.69	245	1.98	1.38	13.55
702	North		511.00	513.00	2.00	1.97	0.29	10	0.51	0.02	4.04
704	North		508.00	509.00	1.00	0.87	0.00	6	0.40	0.02	4.47
709	North		480.30	486.30	6.00	5.98	0.56	50	0.74	0.57	5.56
709			490.30	494.30	4.00	3.98	2.88	143	1.48	0.80	5.52
709			498.30	510.30	12.00	11.95	3.75	334	2.39	1.41	22.72
709		Incl	505.30	510.30	5.00	4.98	2.66	461	4.07	1.64	31.10
711	North		522.20	528.20	6.00	5.85	1.81	90	0.81	0.81	3.43
711			535.00	538.00	3.00	2.92	1.94	108	0.72	0.67	3.23
713	North		488.00	492.00	4.00	3.91	2.63	264	3.00	3.15	7.28
713			503.00	517.00	14.00	13.69	3.32	148	1.61	0.35	13.26
718	Abajo		407.25	416.00	8.75	8.17	1.99	167	1.71	0.75	16.30
718		Incl	410.00	416.00	6.00	5.60	1.78	159	1.78	0.36	20.11
719	North		495.00	532.10	37.10	34.64	3.83	168	1.55	0.36	11.54
721	North		562.20	564.20	2.00	1.93	4.66	225	0.43	1.66	4.90
722	North		545.50	556.50	11.00	10.52	2.52	98	0.56	0.80	2.74
722			598.50	600.50	2.00	1.91	3.24	130	0.40	1.17	5.61
725	West Extension		436.35	442.50	6.15	6.02	0.74	83	1.28	1.37	9.68
725	West Extension		462.80	486.15	23.35	22.84	1.40	97	1.48	1.31	12.70
725	West Extension	Incl	471.80	486.15	14.35	14.04	1.70	120	1.69	1.34	14.95
726	North		561.70	563.80	2.10	2.10	0.64	138	6.13	0.94	40.32
727	Abajo		404.60	417.60	13.00	12.93	4.23	213	1.57	4.97	10.01
728	Abajo		412.60	421.90	9.30	9.25	2.88	279	1.77	1.48	15.91
729	West Extension	Incl	457.40	496.40	39.00	38.52	1.59	114	1.19	0.82	10.76
729	West Extension	Incl	465.40	467.40	2.00	1.98	1.24	90	1.55	1.59	14.13
729	West Extension	Incl	471.40	475.40	4.00	3.95	2.54	126	1.73	1.78	17.78
729	West Extension	Incl	485.40	496.40	11.00	10.86	1.92	213	1.76	0.60	13.90

– 31–	Annual Information Form

Drill Hole #	Zone/ Deposit		From (metres)	To (metres)	Interval (metres)	Est. True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
732	G-9 Abajo Extension		364.45	371.30	6.85	6.75	2.97	254	1.16	1.89	5.12
732		Incl	368.00	371.30	3.30	3.25	1.98	251	1.56	3.34	9.26
732		and	369.00	371.30	2.30	2.27	1.79	235	1.81	3.04	12.16
733	G-9 North		417.20	421.20	4.00	3.99	1.36	679	2.97	1.16	14.00
735	El Largo		120.00	133.00	13.00	12.84	0.34	58	5.55	0.15	0.35
735	G-9 Abajo Extension		368.30	370.00	1.70	1.68	4.46	391	1.40	4.03	3.79
735			376.00	378.20	2.20	2.17	0.24	43	1.00	0.14	10.55
739	G-9 North		406.00	409.00	3.00	3.00	2.33	123	1.28	0.91	6.32
739			412.80	430.00	17.20	17.18	1.43	136	0.99	3.22	7.14
739			436.00	438.00	2.00	2.00	9.03	501	0.52	7.72	9.53
740	El Largo		125.65	126.05	0.40	0.40	0.98	54	0.23	0.34	6.02
742	El Largo		154.90	156.60	1.70	1.60	1.47	211	6.75	0.05	0.04
742	G-9 Abajo Extension		362.00	364.00	2.00	1.88	11.73	775	1.08	2.30	0.19
742			364.00	399.00	35.00	32.89	2.95	272	1.71	4.61	11.55
742		Incl	366.00	378.00	12.00	11.28	3.76	411	2.47	6.61	17.88
742		and	372.00	378.00	6.00	5.64	3.69	369	2.86	3.08	19.24
742		Incl	382.52	395.00	12.48	11.73	2.16	234	1.58	3.99	10.87
742		and	382.52	394.00	11.48	10.79	2.32	251	1.68	4.33	11.16
743	G-9 North		397.70	438.00	40.30	40.15	2.56	137	0.85	0.83	4.77
743		Incl	411.70	430.00	18.30	18.23	2.89	140	0.43	0.74	6.08
743		and	411.70	415.10	3.40	3.39	8.84	420	0.39	2.79	11.33
744			537.20	539.65	2.45	2.45	3.94	194	0.48	0.80	2.57
745	G-9 Abajo Extension		378.75	390.20	11.45	10.29	1.62	77	0.98	1.48	12.96
745		Incl	378.75	383.75	5.00	4.49	2.37	131	1.45	2.96	17.50
745			392.40	406.20	13.80	12.40	0.29	30	0.60	0.35	4.40
746	G-9 North		418.75	436.75	18.00	18.00	1.80	99	0.53	0.81	4.73
746		Incl	418.75	423.75	5.00	5.00	2.29	191	0.84	1.31	5.60
746		Incl	427.75	436.75	9.00	9.00	1.83	59	0.47	0.70	5.49
748	El Largo		290.15	294.15	4.00	3.34	0.29	88	3.31	0.09	0.28
751	G-9 West Extension		454.10	474.80	20.70	20.62	1.51	88	1.07	1.10	10.61
751	G-9 West Extension	Incl	455.10	459.10	4.00	3.98	1.19	99	1.80	1.41	16.30
751	G-9 West Extension	Incl	472.10	474.80	2.70	2.69	1.40	138	2.45	2.31	23.20
753	El Largo		77.70	79.70	2.00	1.85	1.00	76	0.80	0.92	2.95
753	El Largo		83.50	87.50	4.00	3.71	2.02	82	0.56	1.01	3.40
753	El Largo		265.15	278.15	13.00	12.95	1.88	85	1.04	0.45	3.18
754	G-9 North		457.30	463.30	6.00	NA	2.76	181	1.22	1.45	6.30
754	G-9 North	Incl	459.30	462.30	3.00	NA	3.40	226	1.98	2.00	9.87
754	G-9 North		518.00	522.00	4.00	NA	1.39	67	1.22	0.22	3.36
754	G-9 North		535.20	538.20	3.00	NA	1.56	90	1.39	0.23	1.18
755	G-9 North		593.00	595.65	2.65	2.61	1.92	165	0.81	1.89	5.86
755	G-9 North		624.05	626.05	2.00	1.97	0.37	43	0.70	0.39	3.35
756	El Largo		74.80	75.80	1.00	NA	1.76	172	2.68	1.22	6.11
756	El Largo		269.60	276.00	6.40	6.35	1.96	99	0.76	0.72	4.48
756	El Largo		282.40	292.40	10.00	9.93	1.65	92	0.80	0.49	3.60
757	G-9 North		559.70	560.78	1.08	1.07	4.91	227	0.54	1.73	4.05

– 32–	Annual Information Form

Drill Hole#	Zone/ Deposit		From (metres)	To (metres)	Interval (metres)	Est. True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
760	G-9 North		545.00	547.00	2.00	1.97	3.00	300	0.88	4.27	4.45
761	El Largo		199.20	203.60	4.40	3.92	1.09	84	0.51	0.85	3.34
761	El Largo		291.45	317.80	26.35	25.45	1.56	92	0.83	0.71	4.02
761	El Largo	Incl	310.00	317.80	7.80	7.53	2.42	112	0.50	1.20	6.37
762	G-9 Abajo		382.00	386.00	4.00	3.71	0.76	36	0.24	0.53	3.82
763	G-9 North		460.00	463.50	3.50	NA	0.73	21	0.39	0.11	3.56
763	G-9 North		561.80	563.80	2.00	1.96	6.21	298	0.48	1.69	5.01
766	G-9 Abajo		391.30	397.30	6.00	NA	0.22	15	0.20	0.07	3.57
770	G-9 Abajo		450.50	451.50	1.00	0.99	3.00	87	1.22	0.74	4.45

No significant intersections in holes 701, 703, 705-708, 710, 712, 717, 720, 723, 724, 730, 731, 734, 736, 738, 741, 747, 749, 750, 752, 759, 764 and 765. Holes 714-716 were not assayed. Results for 767-769 are pending. NA – not applicable, stringer mineralization

Figure 4 – Drill Hole Plan Showing New West Extension zone in G-9 Deposit.

– 33–	Annual Information Form

Plan of Operation – Fiscal 2009

In 2009, the Company plans to complete definition drilling in the West Extension, North and Southeast zones and to ramp up to full production.

Underground definition drilling began in the West Extension zone in July. A second underground drill is on order and will begin drilling at the North Zone in the first quarter. The initial program consists of comprises 10,000 metres in the West Extension and North zones. The focus of underground drilling program is to delineate and enhance the resource base of the Company from underground drill sites on closely spaced (15-metre) drill patterns, to both upgrade the resource category and to provide sufficient definition for mine planning going forward. It is the Company's intention to target 18 months of Measured Mineral Resources in advance of mining at all times.

In July and August 2008, 6,860 metres in 16 holes have been drilled from surface plus 1,910 metres in 19 holes have been drilled from underground. Further surface exploration drilling has been deferred until the underground drilling program is fully established.

Commissioning of the plant is underway. Mineralized material is being processed and zinc concentrate is being produced. Completion of the necessary operational requirements for the production of zinc, copper and lead concentrates is targeted for October 1, 2008.

JDS Energy and Mining has completed an initial review of the Company's mine planning options and have prepared a 17-month plan that mines approximately 700,000 tonnes of mineralized material at average estimated grades of 13% zinc, 1.5% copper, 1.2% lead, 150 grams silver and 2.2 grams per tonne of gold. The plan includes initial monthly production rates of 20,000 tonnes per month expected in August 2008, increasing to 45,000 tonnes per month by January 2009 and after which production rates are expected to stabilize in the 45,000 tonnes per month range, which is equivalent to the planned production rate of 1,500 tonnes per day.

Risk Factors

The securities of Farallon are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Farallon for a prospective investor should not consider an investment in Farallon unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with Farallon’s business include:

Farallon’s Mineral Resources are estimates only and may not reflect the actual deposits or the economic viability of extraction.

The figures presented for Mineral Resources herein and in the documents incorporated herein by reference are estimates only. The estimating of Mineral Resources is a subjective process and the accuracy of Mineral Reserve and Resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates.

Mineral Resources may have to be re-estimated based on changes in metals prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence Mineral Resource estimates.

– 34–	Annual Information Form

Farallon’s exploration and development activities on the Campo Morado Property may not be commercially successful, which could lead Farallon to abandon its plans to develop the property and its investments in exploration.

Farallon’s long-term success depends on its ability to establish commercially recoverable quantities of mineralization on the Campo Morado Property that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of zinc, copper, gold, silver and lead exploration is determined in part by the following factors:

  the identification of potential zinc, copper, gold, silver and lead mineralization based on superficial analysis;
  availability of government-granted exploration permits;
  the quality of management and geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required to establish Proven and Probable Reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Farallon may invest significant capital and resources in exploration activities and abandon such investments if it is unable to identify commercially exploitable Mineral Reserves. The decision to abandon a project may reduce the trading price of Farallon’s common shares and impair Farallon’s ability to raise future financing. Farallon cannot provide any assurance to investors that it will discover or acquire any mineralized material in sufficient quantities on any of its properties to justify commercial operations. Further, Farallon will not be able to recover the funds that it spends on exploration if it is not able to establish commercially recoverable quantities of ore on the Campo Morado Project.

No feasibility studies have been completed.

The known mineralization at the Campo Morado Project has not yet been determined to be economic ore, and may never be determined to be economic. Although the Company believes that exploration data available is encouraging in respect of these properties, there can be no assurance that a commercially mineable ore body exists on the Company’s properties. The engineering studies that are underway have not yet been completed. There is no assurance that any feasibility level studies carried out by the Company will result in a positive determination that the Campo Morado Project can be commercially developed.

If a mine is developed, operating results projected may not be achieved.

Feasibility studies are typically used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future metals prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves

– 35–	Annual Information Form

uncertainties and as a result, Farallon cannot give any assurance that its exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated.

The known mineralization at the Campo Morado Project has not yet been determined to be ore.

The Campo Morado Project has no known body of economic mineralization. The known mineralization has not yet been determined to be economic ore, and may never be determined to be economic. Although the Company believes that exploration data available is encouraging in respect of these properties, there can be no assurance that a commercially mineable ore body exists on the Company’s property. There is no certainty that any expenditure made in the exploration of the Company’s mineral property will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. There is no assurance that any feasibility level studies carried out by the Company will result in a positive determination that the Campo Morado Project can be commercially developed. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company would have to raise additional funding. Farallon’s properties do not contain reserves, and there is no assurance that any feasibility studies carried out by Farallon will establish reserves.

Development of the G-9 deposit may encounter delays in completion or higher than anticipated costs.

Mine development projects, such as the development of the G-9 deposit, typically require significant capital expenditures during the development phase before production is possible. The development of G-9 is subject to the completion of the construction of the underground decline, advancement of detailed project and mine planning, procurement and purchase of equipment and receipt of adequate financing. All of these factors are subject to potential delays in completion and rising costs, which could alter the economic return of the project.

Government regulations significantly affect operations and changes in the regulations could have a significant adverse impact on current and planned operations.

Farallon’s exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Farallon generally requires permits from government authorities to authorize operations. These permits relate to virtually every aspect of Farallon’s exploration and development activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits which could have a significant adverse impact on Farallon’s current operations or planned projects.

Farallon has obtained its major permits for mining at Campo Morado. However, obtaining permits can be a complex, time consuming process and we cannot predict whether final permits will be obtainable on acceptable terms, in a timely manner or at all. In addition, the costs and delays associated with complying with these permits and applicable laws and regulations could stop or materially delay or restrict us from proceeding with the development of a project. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration or development operations or material fines, penalties or other liabilities.

– 36–	Annual Information Form

Political instability and uncertainty in Mexico could increase the cost to Farallon of carrying out its plan of operations, delay its exploration and, if warranted, development activities and make it more difficult for Farallon to obtain additional financing.

The majority of Farallon’s operations and its only mineral property are located in Mexico. Operating in a foreign country, particularly Mexico, usually involves great uncertainties relating to political and economic matters. Any change of government may result in changes to government legislation and policy. These changes in legislation and policy may include changes that impact on Farallon’s ownership of the Campo Morado Property and its ability to continue exploration and, if warranted, development of the Campo Morado Project. Further, changes in the government in Mexico may result in political and economic uncertainty which may cause Farallon to delay its plan of operations or which may decrease the willingness of investors to provide financing to Farallon. Accordingly, changes in legislation and policy could result in the increase of the costs to explore and, if warranted, develop the Campo Morado Project and could delay these activities.

Changes in government legislation in Mexico could affect Farallon’s exploration of the Campo Morado Project and could preclude Farallon from continuing to explore and, if warranted, to develop the Campo Morado Project.

Farallon is required to carry out its exploration and development activities in accordance with Mexican federal and state legislation and regulations. Farallon is conducting its activities on the Campo Morado Project in compliance with current applicable mining permit and exploration requirements. Changes in government legislation, including changes in environmental regulations or land claims, or the adoption of new legislation governing mining operations, ownership of mineral properties or environmental protection could increase the cost to Farallon of conducting its exploration activities and, if warranted, development of the Campo Morado Project or could preclude Farallon from proceeding with its exploration and development activities.

Farallon must continue to maintain the concessions that comprise the Campo Morado Property in good standing in order to maintain its rights to continue exploration and, if warranted, the development of the Campo Morado Project.

The Campo Morado Property is comprised of concessions that have been granted under Mexican mining law. Farallon must pay an annual surface tax and complete an investment or achieve production for each concession in accordance with a sliding scale based upon the area and age of the claim. Farallon’s failure to maintain the concessions that comprise the Campo Morado Property in good standing could cause it to lose its interest in these mineral properties, with the result that Farallon would lose its rights to continue exploration and, if warranted, the development of the Campo Morado Project.

Farallon may lose the ability to continue exploration and, if warranted, development of the Campo Morado Property in the event that it does not own valid title to its mining claims and leases.

Farallon is the owner of concessions to the mineral properties that comprise the Campo Morado Project. Farallon’s ownership of these concessions should not be construed as a guarantee that title to such interests will not be challenged or impugned. The concessions may be subject to prior unregistered agreements or transfers or claims on title. The concessions may also be affected by undetected defects. If Farallon does not have valid title to its concessions, then it may lose the rights to continue exploration and, if warranted, the development of the Campo Morado Project.

– 37–	Annual Information Form

The presence of unknown environmental hazards on Farallon’s mineral properties may result in significant unanticipated compliance and reclamation costs that may increase the costs to Farallon of exploring and, if warranted, developing the Campo Morado Project.

Environmental hazards may exist on the properties in which Farallon holds interests which are unknown to Farallon at present and which have been caused by previous or existing owners or operators of the properties. The presence of such environmental hazards may result in Farallon being required to comply with environmental reclamation, closure and other requirements that may involve significant costs and other liabilities. In particular, Farallon’s operations and exploration activities are subject to Mexican laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

The adoption of stricter environmental legislation governing the Campo Morado Project could increase the costs to Farallon of exploring and, if warranted, developing the Campo Morado Project and could delay these activities.

Farallon must comply with applicable environmental legislation in carrying out its exploration and, if warranted, development of the Campo Morado Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to Farallon of carrying out its exploration and development of the Campo Morado Project. Further, compliance with stricter environmental legislation may result in delays to Farallon’s exploration and development activities.

As Farallon conducts its Mexican mineral exploration activities through foreign subsidiaries, any limitation imposed by any government or legislation on the transfer of assets and cash between Farallon and its subsidiaries could restrict Farallon’s ability to funds its operations efficiently.

Farallon conducts its operations through foreign subsidiaries and substantially all of its assets, other than cash, are held in such entities. Accordingly any limitation on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict Farallon’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Farallon’s valuation and stock price.

As the Campo Morado Property is Farallon’s only material mineral property, Farallon is economically dependent on the Campo Morado Property in achieving its business objectives. The failure of Farallon to establish that the Campo Morado Property possesses commercially viable deposits of mineralization or the loss of the Campo Morado property due to Farallon’s outstanding litigation may force Farallon to abandon the Campo Morado Property which could result in a significant decline in the trading price of Farallon’s common shares.

The Campo Morado Property is Farallon’s only material mineral property and as a result, Farallon is economically dependent on the Campo Morado Property for the achievement of its business objectives. Farallon’s principal business objective is to establish whether the Campo Morado Property possess commercially viable deposits of ore. If Farallon is not successful with its exploration activities to determine commercially viable deposits, or if Farallon loses its interest in the Campo Morado Property due to its outstanding litigation, Farallon would not be able to continue its operations on the Campo Morado Property and would be forced to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Farallon anticipates that such an outcome would result in a significant decline in the trading price of Farallon’s common shares.

– 38–	Annual Information Form

Farallon will require financings to achieve its business objectives.

Farallon may need to raise additional capital to complete the development of a mine at its G-9 deposit and to complete any feasibility studies for the Campo Morado Property. Furthermore, if the costs of Farallon’s planned exploration programs are greater than anticipated, the Company may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Farallon will be successful in its efforts to raise funds at all, or on terms satisfactory to it. The continued development of Farallon’s business will depend upon Farallon’s ability to develop its cash flow from operations and reach profitable operations. Farallon currently has no revenue from operations and is experiencing negative cash flow. Accordingly, the only other sources of funds presently available to Farallon are through the sale of equity and debt capital. Alternatively, Farallon may finance its business by offering an interest in its mineral properties to be earned by another party or parties carrying out further exploration and development thereof or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If Farallon cannot obtain sufficient capital to fund planned expenditures, its planned operations and exploration programs may be significantly delayed or abandoned. This would have a material adverse effect on Farallon, its business and results of operations, which might result in Farallon not meeting its business objectives.

Farallon’s operations are subject to economic risks.

The future profitability of Farallon’s operations will be significantly affected by changes in the market price of the metals it mines or explores for. The prices of gold, silver, zinc, copper and lead are volatile, and are affected by numerous factors beyond Farallon’s control. The level of interest rates, the rate of inflation, the world supply of gold, silver, zinc, copper and lead and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of gold, silver, zinc, copper and lead have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and may have a material adverse effect on Farallon’s business, results of operations and financial condition.

Farallon depends on key personnel.

Farallon’s success is dependent upon the performance of key personnel working in management, supervisory and administrative capacities, or as consultants. These personnel include Dick Whittington, who is the President and Chief Executive Officer of the Company and Greg McCunn, who is the Chief Financial Officer. Farallon does not maintain life insurance or key-man insurance. The loss of the services of senior management or key personnel could have a material and adverse effect on Farallon, its business and results of operations.

If Farallon loses the services of the independent contractors that it engages to undertake its exploration, then Farallon’s plan of operations may be delayed or be more expensive to undertake than anticipated.

Farallon’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Services Dickinson Inc. (former Hunter Dickinson Inc.) Farallon has contracted the services of professional drillers and other contractors for exploration, environmental and engineering services. Poor performance by such contractors or the loss of such services could result in the exploration activities planned to be undertaken by Farallon being delayed or being more expensive to undertake than anticipated.

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The unsuccessful resolution of litigation relating to the Campo Morado Property may result in Farallon losing its interest in the Campo Morado Property.

The Campo Morado Project has been the subject of litigation in Canada, the United States and Mexico. Farallon won unappealable decisions in the Canadian and U.S. lawsuits while its successes in the Mexican courts have continued to be challenged with appeals and new suits. While Farallon believes in the merits of its position and case, there can be no certainty of the ultimate outcome. See “Legal Proceedings”.

If Farallon is not successful in defending this litigation, Farallon will lose its interest in the Campo Morado Property with the result that it would be forced to abandon its efforts to continue exploration and, if warranted, development of the Campo Morado Property. In this event, Farallon anticipates that the trading price of its common shares will decrease significantly and Farallon may not be able to raise the additional financing that will be required to finance Farallon to sustain its business operations. Further, the continued presence of this litigation may impair the ability of Farallon to obtain additional financing for the further exploration and, if warranted, development of the Campo Morado Property. The inability to obtain financing would result in Farallon’s inability to complete its exploration activities and, if warranted, development of the Campo Morado Property.

Farallon competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us. Farallon faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Farallon. As a result of this competition, Farallon may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Farallon considers acceptable or at all.

Farallon is subject to many risks that are not insurable and, as a result, Farallon will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Farallon may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would result in increase in Farallon’s operating expenses which would, in turn, have a material adverse effect on Farallon’s financial position and its results of operations. Although Farallon maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Farallon might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Farallon could incur significant liabilities and costs that could materially increase Farallon’s operating expenses.

As Farallon has no history of earnings and, Farallon may never achieve profitability or pay dividends.

Farallon has a long history of losses and there can be no assurance that Farallon will ever be profitable. Farallon has paid no dividends on its shares since incorporation. Farallon presently has no ability to generate earnings as its mineral properties are in the exploration and pre-development stage. If Farallon is successful in developing the Campo Morado Project, Farallon anticipates that it will retain future

– 40 –	Annual Information Form

earnings and other cash resources for the future operation and development of its business. Farallon does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Farallon’s board of directors, which will take into account many factors including Farallon’s operating results, financial conditions and anticipated cash needs. For these reasons, Farallon may never achieve profitability or pay dividends.

Farallon’s consolidated financial statements have been prepared assuming Farallon will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern.

Farallon’s consolidated financial statements have been prepared on the basis that Farallon will continue as a going concern. At June 30, 2008, Farallon had working capital of approximately $29.0 million. These funds may not be sufficient to meet its planned business objectives and the development of the G9 mine on its Campo Morado Property. Management recognizes that Farallon may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that Farallon will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Farallon is unable to obtain adequate additional financing, Farallon will be required to curtail operations and/or its exploration and development activities. Furthermore, failure to continue as a going concern would require that Farallon's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

Fluctuations in foreign currency exchange rates may increase Farallon’s operating expenditures.

Farallon raises its equity in Canadian dollars, conducts certain operating expenditures in Mexican pesos and maintains its financial reporting in U.S. dollars. The Company does hold, from time to time, significant funds on deposit denominated in Canadian dollars and in Mexican pesos. Farallon’s exploration expenditures are generally denominated in United States dollars or Mexican pesos. As a result, Farallon’s expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase Farallon’s operating expenditures and reduce the amount exploration activities that Farallon is able to complete with its current capital. Farallon does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

The exercise of outstanding options and share purchase warrants issued by Farallon will result in the issuance by Farallon of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Farallon’s common shares.

At September 25, 2008 there were 12,704,750 options and 87,556,720 warrants of Farallon outstanding. As a consequence of the passage of time since the date of their original sale and issuance, no options of Farallon remain subject to any hold period restrictions in Canada as of September 25, 2008. Dilutive securities represent approximately 28% of Farallon’s issued shares as at September 25, 2008.

DIVIDENDS

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

– 41–	Annual Information Form

DESCRIPTION OF CAPITAL STRUCTURE

Farallon's authorized share capital consists of an unlimited number of Common Shares without par value, of which 350,692,354 were issued as at June 30, 2008, and an unlimited number of Preferred Shares without par value of which none are currently issued or outstanding. The audited consolidated financial statements (incorporated by reference, page 3) provide details of all share issuances affected by Farallon in the issue price per share since June 30, 2004.

Each Common Share carries the right to attend and vote at all general meetings of shareholders, to receive dividends if, as and when declared by the directors, and to participate on any dissolution or winding up of the Company. Each Preferred share carries the right to attend and vote at all general meetings of shareholders. The Preferred shares are issuable in series and the directors may affix rights to dividends and exchange for Common Shares. The Preferred shares rank in priority to the Common Shares with respect to payment of dividends and return of capital on winding up or dissolution of the Company.

MARKET FOR SECURITIES

The following table shows the high and low trading prices of the common shares of Farallon on the TSX for the periods listed.

			Average
			Daily
	High	Low	Trading
Monthly	(Cdn$)	(Cdn$)	Volume
September 2008 (to September 25)	0.54	0.35	1,615,200
August 2008	0.61	0.48	737,700
July 2008	0.79	0.50	868,200
June 2008	0.82	0.76	752,100
May 2008	0.84	0.72	1,601,700
April 2008	0.82	0.67	500,400
March 2008	0.81	0.74	1,204,900
February 2008	0.83	0.71	865,200
January 2008	0.80	0.56	1,616,200
December 2007	0.71	0.65	794,600
November 2007	0.80	0.67	1,217,500
October 2007	0.81	0.63	1,096,100
September 2007	0.72	0.61	804,800
August 2007	0.84	0.54	829,400
July 2007	0.92	0.74	1,288,900

Farallon share trading information is also available through free internet search services (for example, see Yahoo.com, enter FAN.TO)

DIRECTORS AND OFFICERS

All of the directors of Farallon are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with Farallon’s By-Laws. Farallon’s last regular annual meeting was held on November 8, 2007. Farallon’s officers are appointed by the Board of Directors.

– 42–	Annual Information Form

As at the date of this Annual Information Form, the following persons were the officers and directors of Farallon:

Name and Province of Residence	Position with Farallon	Since
David Copeland British Columbia	Director (3)(4)	December 21, 1995
Barry Coughlan British Columbia	Director (1)(3)	March 13, 1999
Eduardo Luna Mexico	Director	January 16, 2008
Terry Lyons British Columbia	Director (2)(4)	April 18, 2007
Bill Stanley British Columbia	Director (1)(3)	April 18, 2007
Ronald Thiessen British Columbia	Chairman of the Board and Director	August 8, 1994
Gordon Ulrich Alberta	Director (2)(4)	April 18, 2007
Michael Weedon British Columbia	Director (1)(2)	April 18, 2007
Dick Whittington British Columbia	President, Chief Executive Officer and Director	September 7, 2004
Greg McCunn British Columbia	Chief Financial Officer	June 29, 2008
Trevor Thomas British Columbia	Secretary	December 3, 2007

(1)	Member of Audit Committee

(2)	Member of Nominating and Governance Committee

(3)	Member of Compensation Committee

(4)	Member of Safety, Health and Environment Committee

Farallon’s directors and officers, except for Dick Whittington and Greg McCunn, are part-time and serve as officers and/or directors of other resource exploration companies and, as such, are engaged and will continue to be engaged in the search for additional resource opportunities on behalf of such other companies. Dick Whittington provides management services to the Company on a full-time basis. In particular, the success of Farallon and its ability to continue to carry on operations is dependent upon its ability to retain the services of Dick Whittington, President and CEO, Ronald Thiessen, Chairman, and Greg McCunn, CFO.

All directors were re-elected at Farallon's annual meeting on November 8, 2007 and have a term of office expiring at the next annual meeting of Farallon. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Four independent directors were appointed in April 2007 to the Company’s Board. Terry Lyons, B.Sc., MBA, William E. Stanley, P.Eng., CMC, Gordon D. Ulrich, P.Eng., MBA, and Michael G. Weedon, BA, MBA, join Barry Coughlan, BA. An additional independent director, Eduardo Luna, MBA, B.Sc., was appointed in January 2008, increasing the number of independent directors to six.

At the date hereof, the directors and officers of Farallon, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 2,477,650 common shares of Farallon.

The following biographical information of the directors and officers sets out principal occupations of each, among other information:

– 43–	Annual Information Form

DAVID COPELAND, P.Eng. - Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	December 1995	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director President and Chief Executive Officer	November 1995 January 2008	Present Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director Chief Executive Officer Chairman	September 2006 September 2006 September 2007	Present September 2007 Present
Taseko Mines Limited	Director	March 1994	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing of publicly traded companies for over 23 years. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	March 1998	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Continental Minerals Corporation	Director	May 2006	December 2006
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present

– 44–	Annual Information Form

EDUARDO LUNA, MBA, B.Sc. – Director

Mr. Luna holds a degree in Advanced Management from Harvard University, an MBA from the Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. Currently Chairman of Silver Wheaton Corp. as well as a member of the Boards of several other mining companies, Mr. Luna recently retired as Executive Vice President of Goldcorp Inc. In addition to his executive responsibilities with Goldcorp Inc, he was President of Goldcorp’s Mexican mining operations and its predecessor company, Luismin, for seventeen years. Prior to that, he was with Minera Autlan for seven years, holding various executive positions, and with Industrias Penoles for five years. Mr. Luna is an active member of the broader mining community in Mexico. He is currently President of the Consulting Board for the School of Mines, Universidad de Guanajuato and member of the advisory Boards of the Schools of Mines for Mexico University and Zacatecas University. Mr. Luna is also a Past President of the Mexican Chamber of Mines and The Silver Institute.

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	January 2008	Present
Silver Wheaton Corporation	Chairman and Director	October 2004	Present
Goldcorp Inc	Director Executive Vice President	June 2002 March 2005	Present September 2007
Genco Resources Ltd.	Director		Present
Geologix Explorations Ltd.	Director		Present
Alamos Gold Inc.	Director		Present

TERRY LYONS, MBA, B.Sc. – Director

Terry Lyons brings over 34 years of business experience to the Board. Since completing a Bachelor of Science in Civil Engineering, and MBA degrees in the mid 1970’s, he has held a number of senior positions in industry. Mr. Lyons is currently non-executive Chairman of Northgate Minerals Corporation and a director and officer of several public corporations including Canaccord Capital Inc., Diamonds North Resources Ltd., Polaris Minerals Corporation, Skye Resources Inc. and the Vancouver Convention Centre Expansion Project Ltd., as well as several private corporations. He is a former Chairman of the Board of Westmin Resources Limited and was a director of the Battle Mountain Gold Company. An active member of the community, Mr. Lyons is a former Governor of the Olympic Foundation of Canada, past Chairman of the Mining Association of British Columbia, and a member of the Advisory Board of the Richard Ivey School of Business at the University of Western Ontario.

Mr. Lyons is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	April 2007	Present
Canaccord Capital Inc.	Director	June 2004	Present
Columbia Goldfields Limited	Director	March 2007	Present
Diamonds North Resources Ltd.	Director	October 2004	Present
FT Capital Ltd.	Director	May 1990	Present
High River Gold Mines Ltd.	Chairman and Director	September 2008	Present
Sprott Resources Corp.	Director	June 2005	Present

– 45–	Annual Information Form

Company	Positions Held	From	To
Northgate Minerals Corporation	Chairman and Director	September 1993	Present
Polaris Minerals Corporation	Director	December 2005	Present
Skye Resources Inc.	Director	May 2006	August 2008
TTM Resources Inc.	Director	February 2004	Present
BC Pacific Capital Corporation	President and Director	May 1988	March 2007
Westfield Minerals Ltd.	President and Director	May 1993	December 2005
International Utility Structures Inc.	Director	March 1991	March 2005
Persona Inc.	Director	May 1991	July 2004

GREG MCCUNN, P.Eng, MBA – CFO

Greg McCunn has been appointed Chief Financial Officer of Farallon. Mr McCunn holds Bachelor of Applied Science and Masters of Business Administration degrees. A Professional Engineer with over 15 years of domestic and international experience in the mining industry, his background includes roles in corporate development, project management and operations. Most recently, he was Vice President, Project Development for Zincore Metals and prior to that, he worked for the Hunter Dickinson group as a Senior Project Engineer. He has also worked for Placer Dome and Teck Cominco in corporate and operating functions. Mr McCunn was appointed as of June 29 2008.

Mr. McCunn is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Zincore Metal Inc.	Vice President	June 2007	June 2008

BILL STANLEY, Retired P.Eng. – Director

William E. Stanley has had a 30-year career in the mining industry, encompassing both international and domestic assignments. A retired partner from Coopers & Lybrand Consulting (presently PricewaterhouseCoopers), he was the Director of Canadian and international mining practice for the firm. A long time active member of industry and community organizations, he is a Past President of the Canadian Institute of Mining and Metallurgy, and a past recipient of both the CIM Distinguished Service Medal, in recognition of his exceptional service to the industry, and the CIM Distinguished Lecturer Award. For the past 8 years Mr. Stanley has been Adjunct Professor at UBC’s Department of Mining Engineering. Mr. Stanley is also the founding Chairman of the Mining Suppliers, Contractors and Consultants Association of BC. He is a former Director of Westmin Resources Limited, Gibraltar Mines Ltd., Kensington Resources Ltd., Luscar Ltd. and Teck Corporation.

Mr. Stanley is, or was within the past five years, an officer and/or director of the following public companies:

– 46–	Annual Information Form

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	April 2007	Present
Miramar Mining Corporation	Director	June 1995	Present
Shore Gold Inc.	Director	July 2005	May 2006

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law for over 12 years, both in private practice environment as well as in house positions and is currently in-house counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc., he served as in house legal counsel with Placer Dome Inc.

Company	Positions Held	From	To
Anooraq Resources Corporation	Assistant Secretary	November 2007	Present
Northern Dynasty Minerals	Secretary	February 2008	Present
Continental Minerals Corporation	Secretary	February 2008	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	July 2008	Present

RONALD THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007

– 47–	Annual Information Form

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director and Chairman	July 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

GORDON ULRICH, Retired P.Eng., – Director

Gordon Ulrich was with Luscar Ltd., a major energy company (coal mining and oil and gas development) based in western Canada for 23 years, culminating in his leadership of the company as President from 1990-2001. Under Mr. Ulrich's tenure, Luscar went public with a $500 million Initial Public Offering to form the Luscar Coal Income Fund, opened two new mines, and increased revenues two-fold to $700 million. Mr. Ulrich currently serves as a professional director of several corporate and community based organizations.

Mr. Ulrich is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	April 2007	Present
Blue Note Mining Inc.	Director	May 2007	Present
Forest Gate Resources Inc.	Director	June 2007	Present
Messina Minerals Inc.	Director	February 2007	Present

– 48–	Annual Information Form

MICHAEL WEEDON, MBA, B.A. – Director

Michael Weedon is a business executive and financial analyst with experience in a variety of industrial sectors, including manufacturing, insurance, technology and mining. He began his career in 1976 as a financial analyst with BF Goodrich, rising to the position of Vice President of finance and treasurer and director of BF Goodrich Canada Inc., shortly thereafter. Since that time, he has held management positions with Loewen Group Inc. (service sector) as Executive Vice President Administration and Senior Vice President Trust and Insurance, Sherritt Inc (with mining interests) as Executive Vice President and Chief Operating Officer during which time he served as a director and executive committee member of the Nickel Development Institute, Epton Industries Inc. (technology sector, in part serving the mining industry) as President and Chief Executive Officer, and EPI Environmental Technologies Inc. as President and Chief Financial Officer. He is currently the principal of Ascendez Advisory Services that provides business consulting, restructuring and corporate governance advice. Mr. Weedon was a part-time instructor at the British Columbia Institute of Technology 2007-08. Mr. Weedon has been a director of Farallon Resources since April 2007 and was a director of Hedger Capital Inc. in early 2008 as a nominee for a prospective investment relation to a qualifying and financing which did not progress as planned, so he resigned. In September, 2008 he was appointed as Executive Director, The BC Bioenergy Network Association, an entity funded by the BC Government to advance bioenergy technologies. In addition, Michael Weedon founded in 2007, and is President of a small environmental products and consultancy company dedicated to the advancement of environmentally responsible technologies.

DICK WHITTINGTON, P.Eng. – Director, President & CEO

Dick Whittington, P.Eng., appointed September 2004 as President and Chief Executive Officer of Farallon Resources Ltd., with the responsibility to guide the project through the advanced exploration and development stages. Mr. Whittington is a mining engineer, with a degree from the Royal School of Mines in the United Kingdom and more than 30 years of industry experience in the management and evaluation of major mining projects in Canada, Panama and Australia. He has been involved in all phases of mine evaluation and development, from exploration through to negotiating long-term contracts for mine products with customers in Asia, South America and Europe. As a mining executive, he has participated in a full spectrum of corporate activities, including numerous feasibility studies, several mergers and acquisitions, and major financings for mine developments. Mr. Whittington has been a director of Farallon since September 2004 and is not a director of any other public companies.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Farallon is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Potential Conflicts of Interest

Directors of Farallon also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Farallon and such other companies. Furthermore, those other companies may participate in the same properties as those in which Farallon has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested

– 49–	Annual Information Form

director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Farallon.

LEGAL PROCEEDINGS

(a)        Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended by the Company in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits, primarily initiated by David Hermiston, relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998 and 1999 and 2001, were decided in the Company’s favour. In the Mexican action, Mr Hermiston failed to prove his unfounded allegations.

In the Nevada action, the Company was awarded a money judgment of $646,991 against the plaintiffs. The Company continues to seek the recovery of this default monetary judgement, the claim value of which is now in excess of US$1 million. Due to uncertainty as to ultimate collection, no amounts receivable have been recorded in the Company’s consolidated financial statements.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the case and awarded costs to Farallon. In early August 2007, Mr. Hermiston appealed this judgment, but the appeal court in Mexico City dismissed the appeal. In March 2008, Hermiston filed an appeal in Mexico to have this ruling reviewed. The Company is currently awaiting a final judgment on this case.

(b)        Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. On November 6, 2007 the Second District Court of the Fifth Circuit in Hermosillo issued a ruling declaring that Wiltz had not proven its allegations and that there was no justification to rescind the option agreement between Minera Summit and Farallon referenced above. Wiltz appealed the ruling, but the appeal was denied. Wiltz has filed an appeal in Mexico to have this ruling reviewed and on August 26, 2008 the Second Colligiate Court from Sonora granted the appeal for the effects of reviewing once again the file by the First Unitary Court. The said Court rendered a new judgment on September 9, 2008 confirming the ruling issued by the Second District Court.

– 50 –	Annual Information Form

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any significant shareholder, nor any associate or affiliate of the foregoing persons, has had any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company in the preceding three years, other than as follows:

In January 2008, the Company completed a prospectus financing of 30,652,000 units at a Cdn$0.70 per unit; each unit consisted of one common share. Barry Coughlan, Gordon Ulrich and Dick Whittington participated in this placement. Barry Coughlan to the extent of 70,000 units, Goldong Ulrich to the extend of 50,000 units and Dick Whittington to the extent of 130,000 units.

TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

INTERESTS OF EXPERTS

Experts named as having prepared or certified a report included, described or referred to in any of the Company’s filings under National Instrument 51-102 during or relating to the year ended June 30, 2008 are Stephen Godden, FIMMM, C.Eng, Peter Taggart, P.Eng., Qingping Deng, CPG, David Gaunt, P.Geo., David Stone, P.Eng., and Daniel Kilby, P.Eng. None of the above experts owns 1% or more of the Company's common shares.

ADDITIONAL INFORMATION

Additional information about Farallon may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Farallon’s securities and securities authorized for issuance under equity compensation plans is contained in the information circular for Farallon’s most recent annual meeting of shareholders, and may be found on SEDAR at www.sedar.com.

Additional financial information is provided in Farallon’s financial statements and Management’s Discussion and Analysis for the year ended June 30, 2008.

CONTROLS AND PROCEDURES

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail

– 51–	Annual Information Form

accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of June 30, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

During the fourth quarter, the Company had a material change in its controls over financial reporting. The Company hired a Chief Financial Officer and a Corporate Controller (the “Financial Managers”). Upon their review of the fourth quarter and the annual financial statements, the Financial Managers recognized that there were expenditures that demonstrated the characteristics of property, plant and equipment that had not been capitalized in prior quarters. Expenditures totalling $28.4 million relating to the construction of the mill, tailings dam, mine camp, buildings, land and improvements and road access were expensed as exploration and pre-development expenditures at its G9 deposit at Campo Morado, The Company is currently incurring some expenditures as if a positive production decision has been made. The Financial Managers believe that capitalizing these expenditures better reflects their true nature. Fully amended quarterly financial statements and related management discussion and analysis by quarter for the first three quarters ended September 30, 2007, December 31, 2007 and March 31, 2008 will be restated and publicly filed at www.sedar.com, shortly after the filing of the annual financial statements.

Other than the material change noted in the above, no other changes in internal controls over financial reporting occurred during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at June 30, 2008, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded our disclosure controls and procedures are effective.

– 52–	Annual Information Form

AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.   AUDIT COMMITTEE

The Board has adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The text of the audit committee charter (excluding specified definitions of independence and financial literacy under stock exchange policies and securities law) is attached as a schedule to this Annual Information Form. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

The Company’s Audit Committee is currently comprised of Barry Coughlan, Bill Stanley, and Michael Weedon, all of whom are independent as defined in Multilateral Instrument 52-110 Audit Committees, the Canadian regulatory policy respecting audit committees. All members of the Audit Committee are “financially literate” as defined in MI 52-110. The audit committee meets quarterly.

B.   CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics is available on its website www.farallonresources.com.

C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
	June 30	June 30
Services:	2008	2007
Audit Fees	C$ 228,1800	C$ 129,950
Audit-Related Fees(1)	–	–
Tax Fees	–	–
All Other Fees	–	–
	C$ 228,180	C$ 129,950

Note:
(1)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities

– 53–	Annual Information Form

and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period
	Total	Less than one year	1 to 3 years	3-5 years	More than 5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.